UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2015

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 4, 2015 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the third quarter of 2015. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements as of and for the nine months ended September 30, 2015. Attached hereto as Exhibit III is the Company’s US$ 35 million Facility Agreement dated July 29, 2015 among Global Ship Lease 20 Limited, as borrower, the Company, as guarantor, and DVB Bank SE, as mandated lead arranger, facility agent and security agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 4, 2015	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2015

- Declares dividend of $0.10 per common share

LONDON, ENGLAND - November 4, 2015 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2015.

Third Quarter and Year To Date Highlights

- Reported revenue of $42.2 million for the third quarter 2015. Revenue for the nine months ended September 30, 2015 was $120.9 million

- Reported net loss(1) of $41.1 million for the third quarter 2015, after $44.7 million non-cash impairment charge in respect to two vessels. For the nine months ended September 30, 2015, net loss was $38.2 million after the impairment charge

- Generated $28.0 million of adjusted EBITDA(2) for the third quarter 2015. Adjusted EBITDA for the nine months ended September 30, 2015 was $78.5 million

- Excluding the non-cash items, normalized net income (1)(2) was $3.6 million for the third quarter 2015. Normalized net income was $6.5 million for the nine months ended September 30, 2015

- Purchased OOCL Ningbo, a 2004-built 8,063 TEU containership for $53.6 million. Immediately upon delivery on September 17, 2015, the vessel commenced a fixed-rate time charter to Orient Overseas Container Line (UK) Limited, an affiliate of the seller, for a period of 36 to 39 months at $34,500 per day. The charter is expected to generate annual EBITDA of approximately $9.4 million and increases contracted revenue by between $37.7 million and $40.9 million

- Agreed to sell Ville d’Aquarius, at $333.50 per ldt, following her re-delivery from charter on October 29, 2015 for estimated net proceeds of $4.5 million. The sale is expected to be completed by the end of November 2015

- Board of Directors declared a dividend of $0.10 per Class A common share for the quarter ended September 30, 2015, or $0.40 per share on an annualized basis. The cash dividend is payable on November 24, 2015 to shareholders of record as of November 16, 2015. The Board has also signaled its intention to increase the dividend to $0.125 per Class A common share, or $0.50 per share on an annualized basis, for the fourth quarter of 2015

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In the third quarter of 2015, we successfully executed our strategy of identifying and seizing attractive growth opportunities with high-quality counterparties, adding a third 8,063 TEU vessel, OOCL Ningbo, to our fleet in mid-September. In addition to substantially increasing our EBITDA generation capacity, widening our multi-year contracted revenue stream, and expanding our strong relationship with OOCL, this enabled us to initiate a meaningful and sustainable dividend for our common shareholders and to guide to a 25% increase once the newly added vessel has provided a full quarterly earnings contribution. Subsequent to the quarter, and with challenging near-term employment prospects for the 4,113 TEU Ville d’Aquarius, the oldest vessel in our fleet, we made the decision to sell the vessel for scrap upon completion of her charter to Sea Consortium. We are thus further insulated from the volatility of the short-term charter market, with only one vessel out of 19 coming off charter before late 2017.”

Mr. Webber continued, “Our long-term leasing model insulates us from volatility in both the spot market and the freight market by virtue of a 5.1 year weighted average remaining lease term. Meanwhile, asset values for the medium-sized and smaller vessel sector that we focus on continue to be near cyclical lows despite constrained supply growth as a result of a minimal orderbook and increasing scrapping levels. We continue to believe that accretive acquisition opportunities exist for a capable and well regarded owner with proven access to capital. Having increased our EBITDA run rate by more than 35% over the last year, we remain active in pursuing additional sale-and-leaseback transactions that will further increase our multi-year contracted cash flows and sustainable dividend-paying capacity, creating long-term value for our shareholders.”

SELECTED FINANCIAL DATA - UNAUDITED (thousands of U.S. dollars)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Revenue	42,184	34,224	120,890	101,763
Operating (Loss) Income	(28,270)	10,081	(160)	30,666
Net (Loss) Income (1)	(41,084)	6,369	(38,183)	5,925
Adjusted EBITDA (2)	27,954	20,123	78,465	60,774
Normalised Net Income (Loss) (1)(2)	3,616	(2,207)	6,517	(1,609)

(1)	Net income (loss) and Normalized net income (loss) available to common shareholders
(2)	Adjusted EBITDA and Normalized net income (loss) are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, mainly long-term time, charters of $42.2 million in the three months ended September 30, 2015, up $8.0 million on revenue of $34.2 million for the comparative period in 2014, due mainly to the full contribution of OOCL Tianjin, purchased October 28, 2014 and OOCL Qingdao, purchased March 11, 2015 and the partial contribution of OOCL Ningbo, purchased September 17, 2015, together with increased rates on Ville d’Aquarius and Ville d’Orion from new charters at higher rates effective June 3, 2015 and July 26, 2015 respectively and much reduced offhire from regulatory drydockings and idle time. There were 1,762 ownership days in the quarter, up 12.7% from 1,564 in the comparable period in 2014. In the third quarter 2015, there was one day of unplanned offhire, giving an overall utilization of 99.9%. There were 1,564 ownership days in the third quarter 2014 and a total of 50 days off-hire of which five days were unplanned, 29 days were for planned drydockings and 16 days were from idle time between charters, giving an overall utilization of 96.8%.

For the nine months ended September 30, 2015, revenue was $120.9 million, up $19.1 million on revenue of $101.8 million in the comparative period, mainly due to the contribution of the three additional vessels, 64 days idle time on the two 4,113 TEU vessels deployed in the short term charter market in the comparative period pending re-deployment on new charters and lower hire on Julie Delmas for 155 days during the comparative period for reduced capability due to a damaged crane.

The table below shows fleet utilization for the three and nine months ended September 30, 2015 and 2014 and for the years ended December 31, 2014, 2013, 2012 and 2011.

	Three months ended		Nine months ended
Days	Sept 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Ownership days	1,762	1,564	5,132	4,641	6,270	6,205	6,222	6,205
Planned offhire - scheduled drydock	0	(29)	(9)	(29)	(48)	(21)	(82)	(95)
Unplanned offhire	(1)	(5)	(6)	(11)	(12)	(7)	(16)	(11)
Idle time	0	(16)	0	(64)	(64)	0	0	0

Operating days	1,761	1,514	5,117	4,537	6,146	6,177	6,124	6,099

Utilization	99.9%	96.8%	99.7%	97.8%	98.0%	99.5%	98.4%	98.3%

There was one regulatory drydocking in the first quarter 2015; no further such drydockings are planned for 2015. Two vessels were drydocked in the nine months to September 30, 2014, both in the third quarter.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $12.7 million for the three months ended September 30, 2015 compared to $12.5 million in the comparative period. The absolute increase is due to additional vessels. The average cost per ownership day in the quarter was $7,233 compared to $7,984 for the comparative period, down $751 per day or 9.4%. The reduction is primarily attributable to reduced crew costs and insurance costs on renewal and the comparative period including a $0.4 million bunker fuel cost for repositioning one vessel on commencement of a new charter, equivalent to $261 per day across the fleet for the quarter.

For the nine months ended September 30, 2015, vessel operating expenses were $37.9 million or an average of $7,376 per day, compared to $36.2 million in the comparative period or $7,793 per day. The $417 reduction, or 5.4%, reduction in vessel operating expenses per day is due mainly to lower crew costs, lower insurance costs on renewal and the comparative period including $0.7 million (or $141 per day) for bunker fuel consumed during repositioning vessels for the commencement of new charters.

Depreciation

Depreciation for the three months ended September 30, 2015 was $11.5 million, compared to $10.0 million in the third quarter 2014; the increase is attributable to additional vessels.

Depreciation for the nine months ended September 30, 2015 was $33.9 million, compared to $30.1 million in the comparative period, the increase again due to additional vessels.

Impairment

On September 30, 2015, the Company received notice of re-delivery for Ville d’Aquarius, the Company’s oldest vessel, built in 1996; the vessel was re-delivered on October 29, 2015. Given the Company’s assessment of the vessel’s re-chartering prospects in the current market environment and an imminent class mandated tail shaft survey, a sale of the vessel was agreed on October 23, 2015 at $333.50 per ldt, with completion expected by the end of November 2015. The vessel has been written down by $22.2 million to its estimated net realizable value, including estimated selling costs, of $4.5 million.

Following receipt of 30 days’ notice of re-delivery on November 2, 2015, the Company expects the 1997-built Ville d’Orion to be re-delivered during the fourth quarter of 2015, and, in line with her sister ship, Ville d’Aquarius, the vessel is likely to be sold unless a new charter on acceptable terms can be agreed. An impairment charge of $22.5 million has been booked for this vessel.

General and Administrative Costs

General and administrative costs were $1.6 million in the three months ended September 30, 2015, compared to $1.7 million in the third quarter of 2014.

For the nine months ended September 30, 2015, general and administrative costs were $4.9 million, compared to $5.1 million for 2014.

Other Operating Income

Other operating income in the three months ended September 30, 2015 was $0.1 million, the same as in the third quarter 2014.

For the nine months ended September 30, 2015, other operating income was $0.3 million, the same as for the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $28.0 million for the three months ended September 30, 2015, up from $20.1 million for the three months ended September 30, 2014.

Adjusted EBITDA for the nine months ended September 30, 2015 was $78.5 million, compared to $60.8 million for the comparative period; an increase of 29.1%, due mainly to vessel acquisitions.

Interest Expense

Until March 19, 2014, the Company’s borrowings comprised amounts outstanding under its credit facility, which carried interest at US $ LIBOR plus a margin, most recently 3.75%, and $45 million preferred shares, which carried interest at US $ LIBOR plus a margin of 2.00%. The Company hedged its interest rate exposure by entering into derivatives that swapped floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows.

On March 19, 2014, the outstanding borrowings under the credit facility totaling $366.4 million were repaid out of the proceeds of $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”). In addition, the $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

During the quarter ended March 31, 2015, $40.0 million was drawn down under a Revolving Credit Facility, agreed in connection with the issuance of the Notes, to assist with the purchase of OOCL Qingdao on March 11, 2015. This facility matures on October 1, 2018. The interest rate under the facility is US $ LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum was due quarterly on undrawn amounts.

On July 29, 2015, the Company entered into a new $35.0 million Secured Term Loan with DVB Bank SE. The entire $35.0 million was drawn down on September 10, 2015 and secured by OOCL Tianjin. This facility matures five years after drawdown, with early repayment, inter alia, if the Notes are not refinanced by November 30, 2018 or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the facility is US $ LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly. The loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. The loan agreement requires an additional $1.4 million to be repaid by eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

Interest expense for the three months ended September 30, 2015, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, interest on the $40.0 million Revolving Credit Facility and interest on the $35.0 million Secured Term Loan from drawdown on September 10, 2015, was $12.1 million.

Interest expense for the three months ended September 30, 2014, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, interest on the $45.0 million Series A Preferred Shares until their redemption on August 22, 2014 and the commitment fee on the Company’s undrawn $40.0 million Revolving Credit Facility, was $11.9 million.

For the nine months ended September 30, 2015, interest expense, including the amortization of deferred financing costs and of the original issue discount on the Notes, the commitment fee and/or interest on the $40.0 million Revolving Credit Facility and interest on the $35 million Secured Term Loan was $35.7 million.

For the nine months ended September 30, 2014, interest expense, including the amortization of deferred financing costs and from March 19, 2014 of the original issue discount on the Notes, on borrowings under the credit facility up to March 19, 2014, on the Notes from that date, on the $45.0 million Series A Preferred Shares and including the commitment fee on the $40.0 million Revolving Credit Facility was $32.1 million. Amortization of deferred financing costs includes accelerated write off of $3.0 million being the balance of such costs associated with the credit facility.

Interest income for the three and nine months ended September 30, 2015 and 2014 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure under its credit facility by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three or nine months ended September 30, 2015 or in the three months ended September 30, 2014. They gave a realized loss of $2.8 million in the nine months ended September 30, 2014 for settlements in the period, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $1.9 million unrealized gain for revaluation of the balance sheet.

Gain on redemption of Series A Preferred Shares

On August 22, 2014, the Company repurchased all of its outstanding Series A Preferred Shares for cash of $36.4 million, a discount to their liquidation value of $45.0 million, giving rise to a non-cash gain of $8.6 million in the quarter ended September 30, 2014.

The purchase was funded with the net proceeds from the Company’s offering of $35.0 million Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”), which closed on August 20, 2014, and cash on hand.

Taxation

Taxation for the three months ended September 30, 2015 was $9,000, compared to $16,000 in the third quarter of 2014.

Taxation for the nine months ended September 30, 2015 was $39,000, compared to $58,000 for the comparative period in 2014.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2015 was $0.8 million. The cost in the comparative period, from the closing of the offering on August 20, 2014 to the end of the quarter, was $0.3 million.

The cost in the nine months ended September 30, 2015 was $2.3 million and in the comparative period $0.3 million as the Series B Preferred Shares were issued mid third quarter 2014.

Net Loss/Income Available to Common Shareholders

Net loss for the three months ended September 30, 2015 was $41.1 million, after the non-cash impairment charge of $44.7 million related to the sale of the Ville d’Aquarius and the impairment of her sister vessel, the Ville d’Orion. For the three months ended September 30, 2014, net income was $6.4 million, after the non-cash gain on redemption of the Series A Preferred Shares of $8.6 million.

Normalized net income, which excludes, where applicable, the effect of the non-cash impairment charge and the gain on redemption of the Series A Preferred Shares, was $3.6 million for the three months ended September 30, 2015, while normalized net loss was $2.2 million for the three months ended September 30, 2014.

Net loss was $38.2 million for the nine months ended September 30, 2015 after the $44.7 million non-cash impairment charge. Net income was $5.9 million for the nine months ended September 30, 2014 after a $1.9 million non-cash mark-to-market gain on interest rate derivatives, a non-cash $3.0 million accelerated write off of deferred financing costs and the $8.6 million gain on redemption of the Series A Preferred Shares.

Dividend

The Board of Directors has declared a dividend of $0.10 per Class A common share for the quarter ended September 30, 2015, or $0.40 per share on an annualized basis. The cash dividend is payable on November 24, 2015 to shareholders of record as of November 16, 2015. The Board has also signaled its intention to increase the dividend to $0.125 per Class A common share, or $0.50 per share on an annualized basis, for the fourth quarter of 2015 which will benefit from a full quarter’s contribution from OOCL Ningbo. Class B common shares are not eligible for dividends at this time.

All dividends are subject to declaration by our Board of Directors. Our Board of Directors will review and may amend our dividend policy from time to time in light of market conditions, successful implementation of our growth strategy, restrictions contained in our debt agreements and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts stated above.

Cash Available for Distribution

Cash available for distribution was $14.2 million for the three months ended September 30, 2015. This non-US GAAP measure, which is only relevant from second quarter 2015, serves as a guide for the Company’s ability to support quarterly dividends, before reserves for vessel acquisitions, actual costs of drydocking, scheduled debt amortization, the annual tender offer required under the Notes, and general corporate purposes. The current dividend represents a coverage ratio of approximately 3.0x.

Fleet

The following table provides information about the on-the-water fleet of 20 vessels as at September 30, 2015. 15 vessels are chartered to CMA CGM, three to OOCL and, at September 30, 2015, two to Sea Consortium, doing business as X-press Feeders. We purchased our twentieth vessel, the 8,063 TEU, 2004-built OOCL Ningbo, from OOCL, taking delivery on September 17, 2015, and immediately chartered the vessel back to the seller for 36 to 39 months, at charterer’s option, at a rate of $34,500 per day. We have agreed to sell Ville d’Aquarius after the conclusion of her charter on October 29, 2015. Completion of the sale is expected by the end of November 2015. 30 days’ notice of re-delivery for Ville d’Orion was received on November 2, 2015.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.2	Nov 26, 2015	11,000
Ville d’Aquarius (3)	4,113	1996	Dec 2007	0.0	Oct 3, 2015	10,700
CMA CGM Matisse	2,262	1999	Dec 2007	4.3	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	4.3	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	2.3	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	2.3	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	2.3	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	2.3	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.3	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	4.3	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	5.3	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	5.3	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	10.3	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	7.3	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	7.3	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	7.3	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	6.0	May 28, 2021	34,000
OOCL Tianjin	8,063	2005	Oct 2014	2.2	Oct 28, 2017	34,500
OOCL Qingdao	8,063	2004	Mar 2015	2.5	Mar 11, 2018	34,500
OOCL Ningbo	8,063	2004	Sep 2015	3.0	Sep 17, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) Ville d’Orion, which was renewed with effect from July 26, 2015, which is between November 26, 2015 and February 26, 2016; 30 days’ notice of re-delivery was received on November 2, 2015, (ii) Ville d’Aquarius which was between October 3 and December 3, 2015; the vessel was re-delivered on October 30, 2015, (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (iv) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The Company has agreed to sell Ville d’Aquarius following the completion of its charter on October 29

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2015 today, Wednesday November 4, 2015 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 64670303

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Friday, November 20, 2015 at (855) 859-2056 or (404) 537-3406. Enter the code 64670303 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2014 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

At September 30, 2015, Global Ship Lease owned 20 vessels with a total capacity of 90,538 TEU and an average age, weighted by TEU capacity of 11.4 years. 19 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters is 4.8 years or 5.1 years on a weighted basis, excluding Ville d’Aquarius, which is charter-free and is to be sold, and Ville d’Orion, which is deployed in the short-term charter market.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Cash Available for Distribution

Cash available for distribution is a non-US GAAP measure and is reconciled to the financial statements below. It represents net income available to common shareholders adjusted for non-cash items including depreciation, amortization of deferred financing charges and original issue discount, accretion of earnings for intangible liabilities and charge for equity based incentive awards. We also deduct an allowance for the cost of future drydockings which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for distribution. Cash available for distribution is a non-US GAAP quantitative measure used to assist in the assessment of the company’s ability to pay common dividends. Cash available for distribution is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. We believe that cash available for distribution is a useful measure with which to assess the company’s operating performance as it adjusts for the effects of non-cash items that do not affect the company’s ability to make distributions on common shares.

CASH AVAILABLE FOR DISTRIBUTIONS - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2015
Net loss available to Common Shareholders		(41,084)

Add:	Depreciation	11,524
	Impairment charge	44,700
	Charge for equity incentive awards	25
	Amortization of deferred financing fees and original issue discount	1,145
Less:	Allowance for future dry-docks	(1,600)
	Revenue accretion for intangible liabilities	(530)

Cash available for distribution		14,180

B. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, earnings allocated to preferred shares, non-cash gains on redemption of preferred shares, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2015	Three months ended Sept 30, 2014	Nine months ended Sept 30, 2015	Nine months ended Sept 30, 2014
Net (loss) income		(41,084)	6,369	(38,183)	5,925

Adjust:	Depreciation	11,524	10,042	33,925	30,108
	Impairment	44,700	—	44,700	—
	Interest income	(19)	(26)	(46)	(55)
	Interest expense	12,058	11,949	35,733	32,108
	Gain on redemption of preferred shares	—	(8,576)	—	(8,576)
	Realized loss on interest rate derivatives	—	—	—	2,801
	Unrealized (gain) on interest rate derivatives	—	—	—	(1,944)
	Earnings allocated to preferred shares	766	349	2,297	349
	Income tax	9	16	39	58

Adjusted EBITDA		27,954	20,123	78,465	60,774

C. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non-cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2015	Three months ended Sept 30, 2014	Nine months ended Sept 30, 2015	Nine months ended Sept 30, 2014
Net (loss) income available to common shareholders		(41,084)	6,369	(38,183)	5,925

Adjust:	Unrealized gain on derivatives	—	—	—	(1,944)
	Accelerated amortization of deferred financing costs	—	—	—	2,986
	Impairment charge	44,700	—	44,700	—
	Gain on redemption of preferred shares	—	(8,576)	—	(8,576)

Normalized net (loss) income		3,616	(2,207)	6,517	(1,609)

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Operating Revenues
Time charter revenue	$42,184	$34,224	$120,890	$101,763

Operating Expenses
Vessel operating expenses	12,744	12,487	37,854	36,168
Depreciation	11,524	10,042	33,925	30,108
Impairment of vessels	44,700	—	44,700	—
General and administrative	1,579	1,721	4,882	5,131
Other operating income	(93)	(107)	(311)	(310)

Total operating expenses	70,454	24,143	121,050	71,097

Operating (Loss) Income	(28,270)	10,081	(160)	30,666

Non Operating Income (Expense)
Interest income	19	26	46	55
Interest expense	(12,058)	(11,949)	(35,733)	(32,108)
Gain on redemption of Series A Preferred Shares	—	8,576	—	8,576
Realized loss on interest rate derivatives	—	—	—	(2,801)
Unrealized gain on interest rate derivatives	—	—	—	1,944

(Loss) Income before Income Taxes	(40,309)	6,734	(35,847)	6,332
Income taxes	(9)	(16)	(39)	(58)

Net (Loss) Income	$(40,318)	$6,718	$(35,886)	$6,274
Earnings allocated to Series B Preferred Shares	(766)	(349)	(2,297)	(349)

Net (Loss) Income available to Common Shareholders	$(41,084)	$6,369	$(38,183)	$5,925

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	47,766,484	47,691,484	47,766,484	47,691,383
Diluted	47,766,484	47,815,765	47,766,484	47,818,650

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	$(0.86)	$0.13	$(0.80)	$0.12
Diluted	$(0.86)	$0.13	$(0.80)	$0.12

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Net (loss) income per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2015	December 31, 2014
Assets

Cash and cash equivalents	$23,830	$33,295
Accounts receivable	922	1,244
Prepaid expenses	819	609
Other receivables	1,177	996
Inventory	750	553
Current portion of deferred financing costs	3,478	3,148

Total current assets	30,976	39,845

Vessels held for sale	4,504	—
Vessels in operation	862,429	836,537
Other fixed assets	6	6
Intangible assets	46	67
Deferred financing costs	8,392	10,172

Total non-current assets	875,377	846,782

Total Assets	$906,353	$886,627

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$7,700	$—
Intangible liability - charter agreements	2,119	2,119
Deferred revenue	592	462
Accounts payable	989	2,123
Accrued expenses	4,972	15,278

Total current liabilities	16,372	19,982

Long term debt	482,564	414,782
Intangible liability - charter agreements	12,107	13,693
Deferred tax liability	36	34

Total long term liabilities	494,707	428,509

Total Liabilities	$511,079	$448,491

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock - authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 - 47,541,484)	$475	$475
Class B Common stock - authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 - 7,405,956)	74	74
Series B Preferred shares - authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2014 - 14,000)	—	—
Additional paid in capital	386,425	386,350
Retained earnings	8,300	51,237

Total Stockholders’ Equity	395,274	438,136

Total Liabilities and Stockholders’ Equity	$906,353	$886,627

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash Flows from Operating Activities
Net (loss) income	$(40,318)	$6,718	$(35,886)	$6,274

Adjustments to Reconcile Net (loss) income to Net Cash Provided by Operating Activities
Depreciation	11,524	10,042	33,925	30,108
Vessel impairment	44,700	—	44,700	—
Amortization of deferred financing costs	833	785	2,431	4,947
Amortization of original issue discount	312	384	832	736
Change in fair value of derivative instruments	—	—	—	(1,944)
Amortization of intangible liability	(530)	(530)	(1,589)	(1,589)
Settlements of derivative instruments which do not qualify for hedge accounting	—	—	—	2,801
Share based compensation	25	50	75	152
Gain on redemption of Series A Preferred Shares	—	(8,576)	—	(8,576)
Decrease (increase) in accounts receivable and other assets	591	(415)	(101)	4,335
(Increase) decrease in inventory	(129)	145	(196)	(328)
Decrease in accounts payable and other liabilities	(9,943)	(12,684)	(9,997)	(2,807)
Increase in unearned revenue	4	—	130	—
Unrealized foreign exchange (gain) loss	(40)	(20)	9	(3)

Net Cash Provided by (Used in) Operating Activities	7,029	(4,101)	34,315	34,106

Cash Flows from Investing Activities
Cash paid for vessels	(53,629)	—	(108,019)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	—	—	(22,146)
Cash paid for other assets	(3)	—	(3)	(7)
Cash paid for drydockings	—	(841)	(2,548)	(841)

Net Cash Used in Investing Activities	(53,632)	(841)	(110,570)	(22,994)

Cash Flows from Financing Activities
Repayment of previous credit facility	—	—	—	(366,366)
Proceeds from issuance of secured notes	—	—	—	413,700
Repurchase of secured notes	—	—	(350)	—
Proceeds from drawdown of credit facilities	35,000	—	75,000	—
Deferred financing costs incurred	(439)	—	(809)	(15,779)
Proceeds from Series B Preferred Shares offering, net of related expenses	—	33,892	—	33,892
Variation in restricted cash	—	3	—	3
Redemption of Series A Preferred Shares	—	(36,400)	—	(36,400)
Class A Common Shares - dividends paid	(4,754)	—	(4,754)	—
Series B Preferred Shares - dividends paid	(766)	(349)	(2,297)	(349)

Net Cash Provided by (Used in) Financing Activities	29,041	(2,854)	66,790	28,701

Net (Decrease) Increase in Cash and Cash Equivalents	(17,562)	(7,796)	(9,465)	39,813
Cash and Cash Equivalents at Start of Period	41,392	72,148	33,295	24,539

Cash and Cash Equivalents at End of Period	$23,830	$64,352	$23,830	$64,352

Supplemental information
Total interest paid	$21,139	$22,547	$42,469	$26,298
Income tax paid	$18	$21	$54	$62

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2015	December 31, 2014
	Note
Assets
Cash and cash equivalents		$23,830	$33,295
Accounts receivable		922	1,244
Prepaid expenses		819	609
Other receivables		1,177	996
Inventory		750	553
Current portion of deferred financing costs	6	3,478	3,148

Total current assets		30,976	39,845

Vessels held for sale	5	4,504	—
Vessels in operation	4	862,429	836,537
Other fixed assets		6	6
Intangible assets		46	67
Deferred financing costs	6	8,392	10,172

Total non-current assets		875,377	846,782

Total Assets		$906,353	$886,627

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	7	$7,700	$—
Intangible liability – charter agreements		2,119	2,119
Deferred revenue		592	462
Accounts payable		989	2,123
Accrued expenses		4,972	15,278

Total current liabilities		16,372	19,982

Long term debt	7	482,564	414,782
Intangible liability – charter agreements		12,107	13,693
Deferred tax liability		36	34

Total long term liabilities		494,707	428,509

Total Liabilities		$511,079	$448,491

Commitments and contingencies	9	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484)	10	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956)	10	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2014 – 14,000)	10	—	—
Additional paid in capital		386,425	386,350
Retained earnings		8,300	51,237

Total Stockholders’ Equity		395,274	438,136

Total Liabilities and Stockholders’ Equity		$906,353	$886,627

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
	Note
Operating Revenues
Time charter revenue		$42,184	$34,224	$120,890	$101,763

Operating Expenses Vessel operating expenses		12,744	12,487	37,854	36,168
Depreciation	4	11,524	10,042	33,925	30,108
Impairment of vessels	5	44,700	—	44,700	—
General and administrative		1,579	1,721	4,882	5,131
Other operating income		(93)	(107)	(311)	(310)

Total operating expenses		70,454	24,143	121,050	71,097

Operating (Loss) Income		(28,270)	10,081	(160)	30,666

Non Operating Income (Expense)
Interest income		19	26	46	55
Interest expense		(12,058)	(11,949)	(35,733)	(32,108)
Gain on redemption of Series A Preferred Shares	10	—	8,576	—	8,576
Realized loss on interest rate derivatives		—	—	—	(2,801)
Unrealized gain on interest rate derivatives	11	—	—	—	1,944

(Loss) Income before Income Taxes		(40,309)	6,734	(35,847)	6,332
Income taxes		(9)	(16)	(39)	(58)

Net (Loss) Income		$(40,318)	$6,718	$(35,886)	$6,274
Earnings allocated to Series B Preferred Shares	10	(766)	(349)	(2,297)	(349)

Net (Loss) Income available to Common Shareholders		$(41,084)	$6,369	$(38,183)	$5,925

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions) Diluted	13 13	47,766,484 47,766,484	47,691,484 47,815,765	47,766,484 47,766,484	47,691,383 47,818,650

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	13	$(0.86)	$0.13	$(0.80)	$0.12
Diluted	13	$(0.86)	$0.13	$(0.80)	$0.12

Weighted average number of Class B common shares outstanding
Basic and diluted	13	7,405,956	7,405,956	7,405,956	7,405,956

Net (loss) income per Class B common share
Basic and diluted	13	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
	Note
Cash Flows from Operating Activities
Net (loss) income		$(40,318)	$6,718	$(35,886)	$6,274

Adjustments to Reconcile Net (loss) income to Net Cash Provided by Operating Activities
Depreciation	4	11,524	10,042	33,925	30,108
Vessel impairment	5	44,700	—	44,700	—
Amortization of deferred financing costs	6	833	785	2,431	4,947
Amortization of original issue discount	7	312	384	832	736
Change in fair value of derivative instruments	11	—	—	—	(1,944)
Amortization of intangible liability		(530)	(530)	(1,589)	(1,589)
Settlements of derivative instruments which do not qualify for hedge accounting	11	—	—	—	2,801
Share based compensation	12	25	50	75	152
Gain on redemption of Series A Preferred Shares	10	—	(8,576)	—	(8,576)
Decrease (increase) in accounts receivable and other assets		591	(415)	(101)	4,335
(Increase) decrease in inventory		(129)	145	(196)	(328)
Decrease in accounts payable and other liabilities		(9,943)	(12,684)	(9,997)	(2,807)
Increase in unearned revenue		4	—	130	—
Unrealized foreign exchange (gain) loss		(40)	(20)	9	(3)

Net Cash Provided by (Used in) Operating Activities		7,029	(4,101)	34,315	34,106

Cash Flows from Investing Activities
Cash paid for vessels		(53,629)	—	(108,019)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	11	—	—	—	(22,146)
Cash paid for other assets		(3)	—	(3)	(7)
Cash paid for drydockings		—	(841)	(2,548)	(841)

Net Cash Used in Investing Activities		(53,632)	(841)	(110,570)	(22,994)

Cash Flows from Financing Activities
Repayment of previous credit facility	7	—	—	—	(366,366)
Proceeds from issuance of secured notes	7	—	—	—	413,700
Repurchase of secured notes	7	—	—	(350)	—
Proceeds from drawdown of credit facilities	7	35,000	—	75,000	—
Deferred financing costs incurred	6	(439)	—	(809)	(15,779)
Proceeds from Series B Preferred Shares offering, net of related expenses	10	—	33,892	—	33,892
Variation in restricted cash	10	—	3	—	3
Redemption of Series A Preferred Shares	10	—	(36,400)	—	(36,400)
Class A Common Shares – dividends paid	10	(4,754)	—	(4,754)	—
Series B Preferred Shares – dividends paid	10	(766)	(349)	(2,297)	(349)

Net Cash Provided by (Used in) Financing Activities		29,041	(2,854)	66,790	28,701

Net (Decrease) Increase in Cash and Cash Equivalents		(17,562)	(7,796)	(9,465)	39,813
Cash and Cash Equivalents at Start of Period		41,392	72,148	33,295	24,539

Cash and Cash Equivalents at End of Period		$23,830	$64,352	$23,830	$64,352

Supplemental information
Total interest paid		$21,139	$22,547	$42,469	$26,298
Income tax paid		$18	$21	$54	$62

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity
Balance at January 1, 2014	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 12)	—	—	—	—	177	—	177
Class A Common Shares issued (note 10)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 10)	—	14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 10)	—	—	—	—	(1,503)	—	(1,503)
Net income for the period	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 10)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 12)	—	—	—	—	75	—	75
Net loss for the period	—	—	—	—	—	(35,886)	(35,886)
Dividends on Class A Common Shares	—	—	—	—	—	(4,754)	(4,754)
Series B Preferred Shares dividend (note 10)	—	—	—	—	—	(2,297)	(2,297)

Balance at September 30, 2015	54,947,440	14,000	$549	$—	$386,425	$8,300	$395,274

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. As of September 30, 2015, 15 vessels were time chartered to CMA CGM, three to Orient Overseas Container Lines and two to Sea Consortium. Excluding two vessels deployed in the short term market, the remaining terms range from 2.25 to 10.25 years.

The following table provides information about the 20 vessels owned as at September 30, 2015:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	Sea Consortium	0.17	$11.000
Ville d’Aquarius (5)	4,113	1996	December 2007	Sea Consortium	0.10	$10.700
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	4.25	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	4.25	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	2.25	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	2.25	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	2.25	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	2.25	$18.465
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	4.25	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	4.25	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	5.25	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	5.25	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	10.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	7.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	7.25	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	7.25	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	6.00	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	2.25	$34.500
OOCL Qingdao (3)	8,063	2004	March 2015	OOCL	2.50	$34.500
OOCL Ningbo (4)	8,063	2004	September 2015	OOCL	3.00	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) Ville d’Orion, which was renewed with effect from July 26, 2015, which is between November 26, 2015 and February 26, 2016, (ii) Ville d’Aquarius which is between October 3 and December 3, 2015, (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (iv) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (v) OOCL Ningbo which is between September 17,2018 and December 17, 2018, all at charterer’s option.
(3)	The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on March 11, 2015. The vessel, OOCL Qingdao, was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.
(4)	The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on September 17, 2015. The vessel, OOCL Ningbo, was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.
(5)	Ville d’Aquarius was re-delivered on October 29, 2015. The Company has agreed her sale, which is expected to complete by the end of November 2015 (see note 5).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2014 filed with the Securities and Exchange Commission on April 21, 2015 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In April 2015, the Financial Accounting Standards Board issued an accounting standards update (“ASU”) in respect of Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The adoption of this update is not expected to lead to any material changes to the Company’s financial statements, other than the reclassification of deferred financing costs from assets to liabilities.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2015	December 31, 2014
Cost	$1,179,580	$1,070,627
Accumulated depreciation	(267,947)	(234,146)
Vessel impairment (see note 5)	(44,700)	—
Drydock – in progress	—	56
Transfer to Vessels held for sale (see note 5)	(4,504)	—

Net book value	$862,429	$836,537

On March 11, 2015, the Company acquired an 8,063 TEU containership (OOCL Qingdao) from OOCL for a purchase price of $53,600. On September 17, 2015, the Company acquired an 8,063 TEU containership (OOCL Ningbo) from OOCL for a purchase price of $53,600.

5.	Vessels Held for Sale and Vessel Impairment

On September 30, 2015, the Company reclassified one vessel, Ville d’Aquarius, as held for sale, as it had commenced actively seeking a buyer for the vessel. A sale of the vessel was agreed on October 22, 2015 for gross proceeds of $5,215, with completion expected by the end of November 2015. The vessel has been written down by $22,203 to its fair value less estimated costs to sell, based on this agreement and was reclassified on the balance sheet to non-current assets.

The Company expects Ville d’Orion to be redelivered during the fourth quarter of 2015, and consequently, in line with her sister ship, Ville d’Aquarius, it is likely to be sold upon redelivery. On this basis, the Company impaired the vessel by $22,497 to its net fair value based on estimated residual values as at September 30, 2015.

6.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this financing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 7(b) and by agreeing the Revolving Credit Facility disclosed in note 7(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the quarter.

	September 30, 2015	December 31, 2014
Opening balance	$13,320	$3,273
Reclassification from prepaid expenses	—	4,800
Expenditure in the period	981	10,979
Amortization included within interest expense	(2,431)	(5,732)

Closing balance	$11,870	$13,320

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility (see note 7(c)). The fees and related costs amounted to $370 and have been deferred. During the quarter ended September 30, 2015 the Company incurred costs in relation to the drawdown of a new Secured Term Loan (see note 7(d)). The fees and related costs amounted to $611 and have been deferred.

Deferred finance costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The unamortized balance of deferred financing costs relating to the previous credit facility which was fully repaid and terminated on March 19, 2014 and amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income in the first quarter of 2014.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long-Term Debt

	September 30, 2015	December 31, 2014
2019 Notes	$420,000	$420,000
Less repurchase of Notes under Excess Cash Flow	(350)	—
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	1,914	1,082

2019 Notes (note 7(b))	415,264	414,782
Revolving Credit Facility (note 7(c))	40,000	—
Secured Term Loan (note 7(d))	35,000	—

Closing balance	490,264	414,782
Current portion	(7,700)	—

Non-current portion of Long-Term Debt	482,564	414,782

a)	Previous Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 7(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at September 30, 2015 the 2019 Notes are secured by first priority ship mortgages on 18 of the Company’s 20 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by 19 of the Company’s vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount will be amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, which commenced on June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long-Term Debt (continued)

c)	Revolving Credit Facility (continued)

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015.

(d)	Secured Term Loan

On July 29, 2015, the Company entered into a new $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under this Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

(e)	Repayment Schedule

Based on scheduled repayments from October 1, 2015 the long term debt will be reduced in each of the relevant periods as follows:

Year ending September 30,
2016	$7,700
2017	7,700
2018	7,000
2019	466,650
2020	5,600
Less: amortization of original issue discount	(4,386)

$490,264

8.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and remains a significant shareholder. As at September 30, 2015, CMA CGM owned Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	September 30, 2015	December 31, 2014
Amounts due to CMA CGM companies presented within current liabilities	$1,372	$2,366

Amounts due from CMA CGM companies presented within current assets	$1,812	$1,183

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Related Party Transactions (continued)

The current account balances at September 30, 2015 and December 31, 2014 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A preferred shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 10). Due to the redemption there were no dividends on these preferred shares for the three months and nine months ended September 30, 2015 (2014: $147 and $653 respectively).

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2015 of between 2.25 and 10.25 years (see note 2(a)). Of the $834,802 maximum contracted future charter hire receivable for the fleet set out in note 9, $734,264 relates to the 15 vessels that were chartered to CMA CGM as at September 30, 2015. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue generated from charters to CMA CGM	$33,624	$33,049	$99,734	$100,192

Ship Management Agreements

At September 30, 2015, the Company outsources day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2014: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees expensed for the three months and nine months ended September 30, 2015 amounted to $420 (2014: $523) and $1,466 (2014: $1,568) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 20 vessels subject to charters as at September 30, 2015 is as follows:

Year ending September 30,	Fleet as at September 30, 2015
2016	171,025
2017	169,108
2018	132,272
2019	105,510
2020	86,803
Thereafter	170,084

$834,802

10.	Share Capital

At September 30, 2015 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015. Prior to this, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 12). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. No awards have been issued to date under the 2015 Plan which permits a maximum issuance of 1,500,000 shares.

The Series A preferred shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend that the Series A preferred shareholders were entitled to was presented as part of interest expense in the Consolidated Statements of Income. These shares, which had a liquidation value at maturity of $44,976, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36,400 on August 22, 2014, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share Capital (Continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on September 8, 2015 for the third quarter 2015.

11.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 7(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 6(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the consolidated statements of income as a realised loss on derivative instruments.

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three and nine months ended September 30, 2015 was $nil (2014: $nil) and $nil (2014: $1,944) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period have been reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the consolidated statements of cash flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the prior year, the fair value at the reporting date was $nil (December 31, 2014: $nil). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
	Management	Directors
Unvested as at January 1, 2014	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	$3.43	$5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a
Vested in January 2015	—	—	—	—

Unvested as at September 30, 2015	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months and nine months ended September 30, 2015, the Company recognized a total of $25 (2014: $50) and $75 (2014: $152) share based compensation costs respectively. As at September 30, 2015, there was no unrecognized compensation cost relating to the above share based awards (December 31, 2014: $75).

The restricted stock units granted to Directors on March 7, 2013 vested in January 2014.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents. No awards have been issued to date under this plan which permits a maximum issuance of 1,500,000 shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

13.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 10). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2015, there were 300,000 restricted stock units granted and unvested as part of management’s stock based compensation. As of September 30, 2015 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect. For the three and nine months ended September 30, 2014, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Class A common shares
Weighted average number of common shares outstanding (B)	47,541,484	47,541,484	47,541,484	47,541,383
Weighted average number of RSUs without service conditions (note 12) (B)	225,000	150,000	225,000	150,000
Dilutive effect of share-based awards	—	124,281	—	127,267

Common shares and common share equivalents (F)	47,766,484	47,815,765	47,766,484	47,818,650

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to shareholders	$(41,084)	$6,369	$(38,183)	$5,925

Available to:
- Class A shareholders for period	$(41,084)	$6,369	$(38,183)	$5,925
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (A)	$(41,084)	$6,369	$(38,183)	$5,925
Net (loss) income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.86)	$0.13	$(0.80)	$0.12
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to shareholders	$(41,084)	$6,369	$(38,183)	$5,925

Available to:
- Class A shareholders for period	$(41,084)	$6,369	$(38,183)	$5,925
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (E)	$(41,084)	$6,369	$(38,183)	$5,925
Net (loss) income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.86)	$0.13	$(0.80)	$0.12
Class B (G/H)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

14.	Subsequent Events

On November 2, 2015, a notice of re-delivery for Ville d’Orion was received from charterers and she is expected to be re-delivered on or around December 2, 2015.

On November 3, 2015, the Company declared a quarterly dividend of $0.10 per Class A common share, which will be paid on November 24, 2015 to shareholders of record on November 16, 2015.

EXHIBIT III

US$35,000,000

FACILITY AGREEMENT

Dated 29 July 2015

GLOBAL SHIP LEASE 20 LIMITED

as Borrower

guaranteed by

GLOBAL SHIP LEASE, INC.

as Guarantor

arranged by

DVB BANK SE

as Mandated Lead Arranger

with

DVB BANK SE

acting as Facility Agent

and

DVB BANK SE

acting as Security Agent

relating to the post-delivery financing of

m.v. OOCL TIANJIN

Index

Clause		Page

Section 1 Interpretation		2
1	Definitions and Interpretation	2
Section 2 The Facility		24
2	The Facility	24
3	Purpose	24
4	Conditions of Drawdown	24
Section 3 Drawdown		26
5	Drawdown	26
Section 4 Repayment, Prepayment and Cancellation		28
6	Repayment	28
7	Prepayment and Cancellation	29
Section 5 Costs of Drawdown		33
8	Interest	33
9	Interest Periods	34
10	Changes to the Calculation of Interest	35
11	Fees	36
Section 6 Additional Payment Obligations		38
12	Tax Gross Up and Indemnities	38
13	Increased Costs	41
14	Other Indemnities	42
15	Costs and Expenses	45
Section 7 Guarantee		47
16	Guarantee and Indemnity	47
Section 8 Representations, Undertakings and Events of Default		51
17	Representations	51
18	Information Undertakings	57
19	Financial Covenants	59
20	General Undertakings	60
21	Insurance Undertakings	66
22	Vessel Undertakings	71
23	Security Cover	76
24	Application of Earnings	78
25	Events of Default	78
Section 9 Changes to Parties		83
26	Changes to the Lenders	83
27	Changes to the Obligors	87
Section 10 The Finance Parties		88
28	The Facility Agent and the Mandated Lead Arranger	88
29	The Security Agent	98
30	Conduct of Business by the Finance Parties	111
31	Sharing among the Finance Parties	111
Section 11 Administration		114
32	Payment Mechanics	114
33	Set-Off	117
34	Notices	117
35	Calculations and Certificates	119
36	Partial Invalidity	119
37	Remedies and Waivers	119
38	Settlement or Discharge Conditional	119
39	Irrevocable Payment	120
40	Amendments and Waivers	120

41	Confidentiality	121
42	Counterparts	124
Section 12 Governing Law and Enforcement		125
43	Governing Law	125
44	Enforcement	125

Schedules

Schedule 1 The Parties	126
Part A The Obligors	126

Part B The Original Lenders	127

Part C The Servicing Parties	128

Schedule 2 Conditions Precedent and Subsequent	129
Part A Conditions Precedent to Initial Drawdown Request	129

Part B Conditions Precedent to Disbursement	131

Part C Conditions Subsequent	133

Schedule 3 Requests	134
Part A Drawdown Request	134

Part B Selection Notice	135

Schedule 4 Form of Transfer Certificate	136
Schedule 5 Form of Assignment Agreement	138
Schedule 6 Form of Compliance Certificate	140
Schedule 7 Timetables	141
Schedule 8 Classification Society Undertaking	142
Schedule 9 Form of Loan Administration Form	144

Execution

Execution Pages	146

THIS AGREEMENT is made on 29 July 2015

PARTIES

(1)	GLOBAL SHIP LEASE 20 LIMITED, a company incorporated in Hong Kong whose registered office is at 703 Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong as borrower (the “Borrower”)

(2)	GLOBAL SHIP LEASE, INC., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as guarantor (the “Guarantor”)

(3)	DVB BANK SE as mandated lead arranger (the “Mandated Lead Arranger”)

(4)	THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the “Original Lenders”)

(5)	DVB BANK SE as agent of the other Finance Parties (the “Facility Agent”)

(6)	DVB BANK SE as security agent for the Creditor Parties (the “Security Agent”)

OPERATIVE PROVISIONS

SECTION 1

INTERPRETATION

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Account Bank” means ABN AMRO N.V. acting through its office at Coolsingel 93, 3012 AE, Rotterdam, Netherlands or any other bank or financial institution acceptable to the Majority Lenders, acting reasonably.

“Advance” means the borrowing of the Facility under this Agreement.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Approved Broker” means Lochain Patrick Insurance Brokers Limited, Alston Gayler & Co. Limited or any other firm or firms of insurance brokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders, acting reasonably.

“Approved Classification” means, as at the date of this Agreement, *A1, Container Carrier, E, *ANS, *ACCU, NIBS, SH, ES with the Approved Classification Society or, as at any other date, this or an equivalent notation with any Approved Classification Society.

“Approved Classification Society” means, as at the date of this Agreement, American Bureau of Shipping or any other classification society being a member of the International Association of Classification Societies (IACS) or, if such association no longer exists, any similar association approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders, acting reasonably.

“Approved Commercial Manager” means, as at the date of this Agreement, the Borrower, the Guarantor or any other Subsidiary of the Guarantor or any other person approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders, acting reasonably, as the commercial manager of the Vessel.

“Approved Flag” means Hong Kong, Cyprus, Marshall Islands, Panama, Bahamas or such other flag approved in writing by the Facility Agent, acting with the authority of the Lenders, acting reasonably.

“Approved Manager” means the Approved Commercial Manager and/or the Approved Technical Manager.

“Approved Technical Manager” means any of Anglo-Eastern Ship Management Ltd, Colombia Ship Management Ltd., Bernhard Schulte, Wallem Ship Management, V-Ships, Univan Ship Management Limited and Wilhelmsen Ship Management or any other person approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders, acting reasonably, as the technical manager of the Vessel.

“Approved Valuer” means Clarksons, Howe Robinson, Kontiki Shipbrokers, Maersk Broker or Maritime Strategies International (MSI) Limited (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders, acting reasonably.

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including 30 September 2015.

“Available Commitment” means a Lender’s Commitment minus:

(a)	the amount of its participation in the outstanding Loan; and

(b)	in relation to the proposed Drawdown, the amount of its participation in the Advance that is due to be made on or before the proposed Drawdown Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

Basel II Accord means the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 as updated prior to, and in the form existing on, the date of this Agreement, excluding any amendment thereto arising out of the Basel III Accord.

Basel II Approach means, in relation to any Finance Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel II Regulations applicable to such Finance Party) adopted by that Finance Party (or any of its Affiliates) for the purposes of implementing or complying with the Basel II Accord.

Basel II Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel II Regulation in force as at the date hereof (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

Basel II Regulation means:

(a)	any law or regulation in force as at the date hereof implementing the Basel II Accord, (including the relevant provisions of CRD IV and CRR) to the extent only that such law or regulation re-enacts and/or implements the requirements of the Basel II Accord but excluding any provision of such law or regulation implementing the Basel III Accord; and

(b)	any Basel II Approach adopted by a Finance Party or any of its Affiliates.

“Basel III Accord” means, together:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“Break Costs” means the amount (if any) by which:

(a)	the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or Unpaid Sum to the last day of the current Interest Period in relation to the Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period exceeds

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum (excluding the Margin) received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day of such receipt or recovery and ending on the last day of the current Interest Period discounted from the last day of such current Interest Period to the date of receipt at the rate at which the Lender earns such amount.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York, Frankfurt, Amsterdam and Hong Kong.

“Charter” means any charter other than the Initial Time Charter relating to the Vessel, or other contract for its employment, whether or not already in existence.

“Charterer” means any entity which enters into a Charter with the Borrower in respect of the employment of the Vessel.

“Code” means the US Internal Revenue Code of 1986.

“Commercial Management Agreement” means an agreement (if any) entered into between the Borrower and an Approved Commercial Manager regarding the commercial management of the Vessel.

“Commitment” means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Commitment” in Part B of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate) or in any other form agreed between the Guarantor, the Borrower and the Facility Agent.

“Confidential Information” means all information relating to any Obligor, the Group, the Initial Time Charter, the Initial Time Charterer, any other Charter or Charterer, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 41 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” means a confidentiality undertaking in substantially the appropriate form recommended by the LMA and as agreed between the Obligors and the Facility Agent.

“Corresponding Debt” means any amount, other than any Parallel Debt, which an Obligor owes to a Creditor Party under or in connection with the Finance Documents.

“Creditor Party” means each Finance Party from time to time party to this Agreement and any Receiver or Delegate.

“Deed of Covenant” means the deed of covenant collateral to the Mortgage and creating Security over the Vessel, the Earnings, the Insurances and any Requisition Compensation; and in agreed form.

“Default” means an Event of Default or a Potential Event of Default.

“Delegate” means any delegate, agent, attorney, co-trustee or other person appointed by the Security Agent.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other, Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Document of Compliance” has the meaning given to it in the ISM Code.

“dollars” and “$” mean the lawful currency, for the time being, of the United States of America.

“Drawdown” means an Advance of the Facility.

“Drawdown Date” means the date of a Drawdown, being the date on which an Advance is to be made.

“Drawdown Request” means a notice substantially in the form set out in Part A of Schedule 3 (Requests).

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrower or the Security Agent and which arise out of the use or operation of the Vessel, including (but not limited to):

(a)	the following, save to the extent that any of them is, with the prior written consent of the Facility Agent, pooled or shared with any other person:

(i)	all freight, hire and passage moneys;

(ii)	compensation payable to the Borrower or the Security Agent in the event of requisition of the Vessel for hire;

(iii)	remuneration for salvage and towage services;

(iv)	demurrage and detention moneys;

(v)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Vessel;

(vi)	all moneys which are at any time payable under any Insurances in relation to loss of hire;

(vii)	all monies which are at any time payable to the Borrower in relation to general average contribution; and

(b)	if and whenever the Vessel is employed on terms whereby any moneys falling within sub-paragraphs (i) to (vi) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel.

“Earnings Account” means:

(a)	an account in the name of the Borrower with the Account Bank designated “Global Ship Lease 20 Limited”; or

(b)	following an Event of Default which is continuing, any other account (with that or another office of the Account Bank or with a bank or financial institution other than the Account Bank) which is designated by the Facility Agent as the Earnings Account for the purposes of this Agreement.

“Enforcement Action” means:

(a)	the acceleration of any Subordinated Liabilities or the making of any declaration that any Subordinated Liabilities are prematurely due and payable;

(b)	the making of any demand under any guarantee or indemnity in respect of any Subordinated Liabilities;

(c)	the exercise of any right by an Obligor to require any member of the Group to acquire any Subordinated Liability (including exercising any put or call option by an Obligor against any member of the Group for the redemption or purchase of any Subordinated Liability);

(d)	the suing for, commencing or joining of any legal or arbitration proceedings against any Obligor to recover any Subordinated Liabilities;

(e)	the taking of any steps to enforce or require the enforcement of any Security in respect of any Subordinated Liabilities (including the crystallisation of any floating charge forming part of that Security);

(f)	the entering into of any composition, compromise, assignment or arrangement with any Obligor which has given any Security, guarantee or indemnity or other assurance against loss in respect of any Subordinated Liabilities; or

(g)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any Obligor which has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Subordinated Liabilities, or any of such Obligor’s assets or any suspension of payments or moratorium of any indebtedness of any Obligor, or any analogous procedure or step in any jurisdiction, except that the taking of any action falling within paragraphs (f) or (i) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of any Subordinated Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods shall not constitute Enforcement Action.

“Environmental Approval” means any present or future permit, ruling, variance or other Authorisation required under Environmental Laws.

“Environmental Claim” means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, “claim” includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

“Environmental Incident” means:

(a)	any release, emission, spill or discharge into the Vessel or into or upon the air, sea, land or soils (including the seabed) or surface water of Environmentally Sensitive Material within or from the Vessel; or

(b)	any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, sea, land or soils (including the seabed) or surface water from a vessel other than the Vessel and which involves a collision between the Vessel and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Vessel is actually or potentially liable to be arrested, attached, detained or injuncted and/or the Vessel and/or any Obligor and/or any operator or manager of the Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, sea, land or soils (including the seabed) or surface water otherwise than from the Vessel and in connection with which the Vessel is actually or potentially liable to be arrested and/or where any Obligor and/or any operator or manager of the Vessel is at fault or allegedly at fault or otherwise liable to any legal or administrative action, other than in accordance with an Environmental Approval.

“Environmental Law” means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

“Environmentally Sensitive Material” means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

“Event of Default” means any event or circumstance specified as such in Clause 25 (Events of Default).

“Facility” means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than 5 Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fair Market Value” means, in relation to the Vessel or any other vessel which may be provided as additional security pursuant to Clause 23 (Security Cover), at any date, the market value of the Vessel or such other vessel in either case shown by one valuation, or if the Facility Agent, acting reasonably, is not satisfied with that one valuation, the arithmetic mean of two valuations, in each case such valuation or valuations to be addressed to, and obtained by, the Obligors and to be provided together with an express statement that they can be disclosed to and relied upon by the Facility Agent (whether such statement is contained in the valuation or by a separate written confirmation, including by email) and otherwise prepared:

(a)	unless otherwise specified, as at a date not more than 30 days previously, or such other date as agreed by the Borrower and the Facility Agent acting with the authorisation of the Majority Lenders, acting reasonably, from time to time;

(b)	by an Approved Valuer or Approved Valuers;

(c)	on the basis of a “desk-top” valuation without physical inspection of the Vessel or vessel;

(d)	on a charter attached basis; and

(e)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer under no compulsion to sell or to buy, as the case may be.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Finance Document” means:

(a)	this Agreement;

(b)	the Drawdown Request;

(c)	any Security Document; or

(d)	any other document designated as such by the Facility Agent and the Borrower.

“Finance Party” means the Facility Agent, the Security Agent, the Mandated Lead Arranger or a Lender.

“Financial Indebtedness” means any indebtedness for or in relation to:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with US GAAP or Hong Kong GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (f) above.

“GAAP” means generally accepted accounting principles in the United States or Hong Kong.

“General Assignment” means the general assignment creating Security over:

(a)	the Earnings, the Insurances and any Requisition Compensation;

(b)	the Initial Time Charter and any other subsequent charter to which the Borrower is a party of a duration (including by virtue of optional extensions) of longer than 13 months,

in agreed form.

“Group” means the Guarantor and its Subsidiaries for the time being.

“Guarantee” means the guarantee of the Guarantor contained in this Agreement.

“Holding Company” means, in relation to a person, any other person in relation to which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Indemnified Person” has the meaning given to it in Clause 14.2 (Other indemnities).

“Initial Time Charter” means the time charter relating to the Vessel dated 16 September 2014 and originally made between the Guarantor and the Initial Time Charterer:

(a)	as novated pursuant to a deed of assignment and novation dated 23 October 2014 and made between the Guarantor, Orient Overseas Container Line Limited, Newcontainer No.79 (Marshall Islands) Shipping Inc., the Initial Time Charterer and the Borrower; and

(b)	as amended pursuant to an addendum no. 1 dated 2015 and made between the Borrower and the Initial Time Charterer.

“Initial Time Charterer” means Orient Overseas Container Line (UK) Limited, a company incorporated in the Cayman Islands with its registered office at Floor 4, Willow House, Cricket Square, PO Box 2804, Grand Cayman KY1-1112, Cayman Islands.

“Insolvency” means, in relation to any person:

(a)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that person, a moratorium is declared in relation to any indebtedness of that person or an administrator is appointed to that person;

(b)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(c)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that person or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction.

“Insurances” means, in relation to the Vessel:

(a)	all policies and contracts of insurance, including entries of the Vessel in any protection and indemnity or war risks association, effected in accordance with the terms of this Agreement in relation to the Vessel, the Earnings or otherwise in relation to the Vessel whether before, on or after the date of this Agreement; and

(b)	all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

“Intercreditor Agreement” means the intercreditor agreement dated 19 March 2014 between, among others, the Guarantor and certain other parties to the Senior Secured Notes Indenture.

“Interest Period” means, in relation to an Advance, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.4 (Default interest).

“Interpolated Screen Rate” means, in relation to LIBOR for an Advance or any Unpaid Sum, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Advance or that Unpaid Sum; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Advance or that Unpaid Sum,

each as of the Specified Time on the Quotation Day for the currency of that Advance or that Unpaid Sum.

“ISM Code” means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

“ISPS Code” means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization’s (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

“ISSC” means an International Ship Security Certificate issued under the ISPS Code.

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Act 1980 and the Foreign Limitation Periods Act 1984, the possibility that an undertaking to assume liability for, or indemnify a person against, non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered pursuant to Clause 4 (Conditions of Drawdown).

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 26 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with this Agreement.

“LIBOR” means, in relation to the Advance, the Loan or any Unpaid Sum:

(a)	the applicable Screen Rate;

(b)	(if no Screen Rate is available for the Interest Period of the Advance, the Loan or that Unpaid Sum), the applicable Interpolated Screen Rate; or

(c)	if:

(i)	no Screen Rate is available for the currency of the Advance, the Loan or that Unpaid Sum); or

(ii)	no Screen Rate is available for the Interest Period of the Advance, the Loan or that Unpaid Sum and it is not possible to calculate an Interpolated Screen Rate for the Advance, the Loan or that Unpaid Sum, the Reference Bank Rate,

as of, in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for dollars for the Advance, the Loan or that Unpaid Sum and for a period equal in length to the Interest Period of the Advance, the Loan or that Unpaid Sum and, if any such rate is below zero, LIBOR shall be deemed to be zero.

“LMA” means the Loan Market Association.

“Loan” means the loan to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility.

“Loan Administration Form” means a loan administration from substantially in the form set out in Schedule 9 (Form of Loan Administration Form).

“Major Casualty” means any casualty to the Vessel in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds US$1,500,000 or the equivalent in any other currency.

“Majority Lenders” means:

(a)	if no Advance has yet been made, a Lender or Lenders whose Commitments aggregate more than 66 2⁄3 per cent. of the Total Commitments; or

(b)	at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66 2⁄3 per cent. of the amount of the Loan then outstanding or, if the Loan has been repaid or prepaid in full, a Lender or Lenders whose participations in the Loan immediately before repayment or prepayment in full aggregate more than 66 2⁄3 per cent. of the Loan immediately before such repayment.

“Management Agreement” means the Technical Management Agreement or the Commercial Management Agreement.

“Manager’s Undertaking” means the letter of undertaking from the Approved Technical Manager and, if the Approved Commercial Manager is not the Borrower or the Guarantor, the letter of undertaking from the Approved Commercial Manager subordinating the rights of the Approved Technical Manager and (if applicable) the Approved Commercial Manager respectively against the Vessel and the Borrower to the rights of the Finance Parties and assigning the rights and interests of the Approved Technical Manager and the Approved Commercial Manager in the Insurances to the Finance Parties substantially in the form agreed on or around the date of this Agreement or such other form as may be agreed between the Obligors and the Facility Agent acting with the authorisations of the Majority Lenders, acting reasonably.

“Margin” means:

(a)	for the period beginning on the date of this Agreement and ending on 30 November 2018, 2.75 per cent. per annum; and

(b)	from 1 December 2018, 3.25 per cent. per annum.

“Market	Disruption Event” has the meaning given to it in Clause 10.2 (Market disruption).

“Material	Adverse Effect” means in the reasonable opinion of the Majority Lenders a material adverse effect on:

(a)	the business, financial condition or financial prospects of any Obligor; or

(b)	the ability of any Obligor to perform its payment obligations under any Finance Document; or

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

“Maturity Date” means the date falling 5 years after the Drawdown Date.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

“Mortgage” means the first priority Hong Kong ship mortgage on the Vessel in agreed form.

“Obligor” means the Borrower and the Guarantor.

“Original Financial Statements” means, in relation to the Guarantor, the audited consolidated financial statements of the Group for its financial year ended 31 December 2014.

“Overseas Regulations” means the Overseas Companies Regulations 2009 (SI 2009/1801).

“Parallel Debt” means any amount which the Borrower owes to the Security Agent under Clause 29.2 (Parallel Debt (Covenant to pay the Security Agent)) or under that clause as incorporated by reference or in full in any other Finance Document.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Permitted Charter” means:

(a)	a Charter:

(i)	which is a time, voyage or consecutive voyage charter;

(ii)	the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 13 months plus a redelivery allowance of not more than 30 days;

(iii)	which is entered into on bona fide arm’s length terms at the time at which the Vessel is fixed; and

(iv)	in relation to which not more than two months’ hire is payable in advance;

(b)	any Charter (other than one covered by paragraph (a) above) which is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders, such authorisation not to be unreasonably withheld or delayed; or

(c)	the Initial Time Charter,

and for the avoidance of doubt includes any sub-chartering permitted pursuant to the terms of any such Charter or the Initial Time Charter.

“Permitted Financial Indebtedness” means:

(a)	any Financial Indebtedness incurred or permitted to be incurred under the Finance Documents;

(b)	any Financial Indebtedness incurred or permitted to be incurred under the Permitted Financings;

(c)	any Financial Indebtedness incurred or to be incurred by the Guarantor to the Borrower and any Financial Indebtedness incurred or to be incurred by the Borrower to the Guarantor pursuant to any Shareholder Loans;

(d)	any Financial Indebtedness not exceeding $2,000,000 incurred or to be incurred by the Borrower relating to any Permitted Modification; and

(e)	any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents on terms satisfactory to the Facility Agent, acting on the instructions of the Lenders.

“Permitted Financings” means the financing made available pursuant to the Senior Secured Notes Indenture, the RCF Guarantee, the Revolving Credit Facility and the Intercreditor Agreement (as each was supplemented by the supplemental indenture and the accession deed pursuant to which the Borrower acceded as an additional guarantor dated 23 December 2014) and any refinancing of the Senior Secured Notes Indenture, the Revolving Credit Facility and any replacement of and/or amendment to any such documents pursuant to any such refinancing.

“Permitted Modification” means any modifications relating to the Vessel’s bow, propeller or the derating of the Vessel’s engine or any other or related modifications made or to be made to enhance the Vessel’s commercial prospects or any modifications contemplated by the terms of the Initial Time Charter or any subsequent Charter.

“Permitted Payments” means any payment, repayment, redemption, defeasance or discharge in respect of the Subordinated Liabilities which is permitted by the terms of Clause 20.25 (Permitted Payments).

“Permitted Security” means:

(a)	Security created by the Finance Documents;

(b)	any netting or set-off arrangement entered into by any Obligor in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(c)	liens for unpaid master’s and crew’s wages in accordance with usual maritime practice;

(d)	liens for salvage and general average;

(e)	liens for master’s disbursements incurred in the ordinary course of trading; and

(f)	any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair, maintenance, insuring, drydocking or chartering of the Vessel or due to the carrying out of any Permitted Modifications, but not as a result of any default or omission by the Borrower and subject, in the case of liens for repair or maintenance, to paragraph (g) of Clause 22.15 (Restrictions on chartering, appointment of managers etc.).

“Potential Event of Default” means any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Prohibited Person” means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed.

“Protected Party” has the meaning given to it in Clause 12.1 (Definitions).

“Quiet Enjoyment Undertaking” means a quiet enjoyment undertaking (if any) on terms acceptable to the Facility Agent, acting reasonably, entered into:

(a)	between the Facility Agent, the Borrower and the Initial Time Charterer in respect of the Initial Time Charterer’s chartering of the Vessel; and

(b)	following the termination of the Initial Time Charter, if required by a Charterer between the Facility Agent, the Borrower and that Charterer in respect of that Charterer’s chartering of the Vessel.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“RCF Guarantee” means the guarantee granted by, among others, the Guarantor and the Borrower pursuant to the terms of the Revolving Credit Facility.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in dollars for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

“Reference Banks” means the principal London offices of DVB Bank SE, HSBC Bank plc, Deutsche Bank AG, London Branch, JPMorgan Chase Bank N.A. and Citibank, N.A. or such other banks as may be appointed by the Facility Agent in consultation with the Borrower.

“Relevant Interbank Market” means the London interbank market.

“Relevant Jurisdiction” means, in relation to an Obligor:

(a)	its jurisdiction of incorporation;

(b)	any jurisdiction where any asset (other than the Ship) subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;

(c)	the jurisdiction of the Approved Flag of the Ship;

(d)	any jurisdiction where it conducts its business; and

(e)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

“Repayment Date” means each date on which a Repayment Instalment is required to be paid under Clause 6.1 (Repayment of Loan).

“Repayment Instalment” has the meaning given to it in Clause 6.1 (Repayment of Loan).

“Repeating Representation” means each of the representations set out in Clause 17 (Representations) except Clause 17.6 (Non-conflict with other obligations), Clause 17.7 (Power and authority), Clause 17.8 (Validity and admissibility in evidence), Clause 17.11 (No filing or stamp taxes), Clause 17.12 (Deduction of Tax), Clause 17.17 (No proceedings pending or threatened) and Clause 17.20 (No breach of laws) and any representation of any Obligor made in any other Finance Document that is expressed to be a “Repeating Representation” or is otherwise expressed to be repeated.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Requisition” means any expropriation, confiscation, requisition or acquisition of the Vessel, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority unless it is within 60 days redelivered to the full control of the Borrower.

“Requisition Compensation” includes all compensation or other moneys payable by reason of any Requisition.

“Reserve Amount” means the amount comprised of additional repayments of the Loan made in accordance with Clause 6.2 (Additional repayments and reborrowing of Reserve Amount) up to $1,400,000.

“Revolving Credit Facility” means the credit agreement dated 19 March 2014 made between, among others, the Guarantor and certain other banks and financial institutions pursuant to which a revolving credit facility was made available to certain Subsidiaries (not including the Borrower) of the Guarantor as borrowers and to which the Borrower acceded as an additional guarantor by a supplemental indenture and an accession deed each dated 23 December 2014.

“Safety Management Certificate” has the meaning given to it in the ISM Code.

“Safety Management System” has the meaning given to it in the ISM Code.

“Sanctions” means any sanctions, embargoes, freezing provisions, similar prohibitions or other similar restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	imposed by law or regulation of the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America; or

(b)	otherwise imposed by any relevant law or regulation applicable to any Obligor and, as regards a regulation, compliance with which is reasonable in the ordinary course of business of an Obligor.

“Screen Rate” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars for the relevant period displayed on page LIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.

“Secured Liabilities” means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Obligor to any Creditor Party under or in connection with each Finance Document.

“Security” means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

“Security Assets” means all of the assets of the Borrower which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Security Document” means:

(a)	the Mortgage;

(b)	the Deed of Covenant;

(c)	the General Assignment;

(d)	the Manager’s Undertaking;

(e)	any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or

(f)	any other document designated as such by the Facility Agent and the Borrower.

“Security Period” means the period starting on the date of this Agreement and ending on the date on which the Facility Agent is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Creditor Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by an Obligor to pay amounts in relation to the Secured Liabilities to the Security Agent as trustee for the Creditor Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by an Obligor or any other person in favour of the Security Agent as trustee for the Creditor Parties; and

(c)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Creditor Parties, except:

(i)	rights intended for the sole benefit of the Security Agent; and

(ii)	any moneys or other assets which the Security Agent has transferred to the Facility Agent or (being entitled to do so) has retained in accordance with the provisions of this Agreement.

“Selection Notice” means a notice substantially in the form set out in Part B of Schedule 3 (Requests) given in accordance with Clause 9 (Interest Periods).

“Senior Secured Notes” means the 10.000 per cent. senior secured notes due 2019 issued by the Guarantor pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Indenture” means the Indenture governing the terms of the Secured Senior Notes dated 19 March 2014.

“Servicing Party” means the Facility Agent or the Security Agent.

“Shareholder Loans” means any loan or loans made or to be made by the Guarantor to the Borrower.

“Specified Time” means a time determined in accordance with Schedule 7 (Timetables).

“Subordinated Liabilities” means all indebtedness owed or expressed to be owed by the Borrower to the Guarantor whether under a Shareholder Loan or otherwise.

“Subsidiary” means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Credit” has the meaning given to it in Clause 12.1 (Definitions).

“Tax Deduction” has the meaning given to it in Clause 12.1 (Definitions).

“Tax Payment” has the meaning given to it in Clause 12.1 (Definitions).

“Technical Management Agreement” means the agreement entered into between the Borrower and the Approved Technical Manager regarding the technical management of the Vessel.

“Third Parties Act” has the meaning given to it in Clause 1.5 (Third party rights).

“Total Commitments” means the aggregate of the Commitments, being up to US$35,000,000 at the date of this Agreement.

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Vessel;

(b)	any Requisition; or

(c)	any hijacking, theft, condemnation, capture, seizure, arrest or detention of the Vessel for more than 60 days.

“Total Loss Date” means, in relation to the Total Loss of the Vessel:

(a)	in the case of an actual loss of the Vessel, the date on which it occurred or, if that is unknown, the date when the Vessel was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of the Vessel, the earlier of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Borrower with the Vessel’s insurers in which the insurers agree to treat the Vessel as a total loss; and

(c)	in the case of any other type of total loss, the date (or the most likely date) on which it appears to the Facility Agent, acting reasonably, that the event constituting the total loss occurred; and

(d)	in the event of hijacking, theft, condemnation, capture, seizure, arrest or detention of the Vessel, the date falling 60 days of the date of such occurrence.

“Transaction Document” means:

(a)	a Finance Document;

(b)	the Initial Time Charter;

(c)	any Quiet Enjoyment Undertaking;

(d)	any Charter; or

(e)	any other document designated as such by the Facility Agent and the Borrower.

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrower.

“Transfer Date” means, in relation to an assignment or a transfer, the later of:

(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)	the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

“UK Establishment” means a UK establishment as defined in the Overseas Regulations.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US” means the United States of America.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Vessel” means the m.v. “OOCL Tianjin”, a 8,063 teu container vessel which is owned by the Borrower and is registered in the name of the Borrower under the Approved Flag with IMO no. 9285471.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the “Account Bank”, the “Facility Agent”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party”, any “Creditor Party”, the “Security Agent”, the “Mandated Lead Arranger” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a liability which is “contingent” means a liability which is not certain to arise and/or the amount of which remains unascertained;

(iv)	“document” includes a deed and also a letter, fax or telex;

(v)	“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and including VAT thereon (if applicable);

(vi)	a “Finance Document”, a “Security Document” or “Transaction Document” or any other agreement or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement or instrument as amended or novated;

(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council that is binding on the relevant Party;

(ix)	“proceedings” means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;

(x)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership or other entity (whether or not having separate legal personality);

(xi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation, compliance with which is customary in the ordinary course of business of an Obligor;

(xii)	a provision of law is a reference to that provision as amended or re-enacted;

(xiii)	a time of day is a reference to London time;

(xiv)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;

(xv)	words denoting the singular number shall include the plural and vice versa; and

(xvi)	“including” and “in particular” (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.

(b)	Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Potential Event of Default is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

1.3	Construction of insurance terms

In this Agreement:

“approved” means, for the purposes of Clause 21 (Insurance Undertakings), approved in writing by the Facility Agent;

“excess risks” means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Vessel in consequence of its insured value being less than the value at which the Vessel is assessed for the purpose of such claims;

“obligatory insurances” means all insurances effected, or which the Borrower is obliged to effect, under Clause 21 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document;

“policy” includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02 or 1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83)(1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision; and

“war risks” includes the risk of mines and all risks excluded by clause 29 of the International Hull Clauses (1/11/02 or 1/11/03), clause 24 of the Institute Time Clauses (Hulls) (1/11/95) or clause 23 of the Institute Time Clauses (Hulls)(1/10/83).

1.4	Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in “agreed form” are to that Finance Document:

(a)	in a form attached to a certificate dated the same date as this Agreement (and signed by the Borrower and the Facility Agent); or

(b)	in any other form agreed in writing between the Borrower and the Facility Agent acting with the authorisation of the Majority Lenders or, where Clause 40.2 (All Lender matters) applies, all the Lenders, in each case acting reasonably.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in paragraph (d) of Clause 14.2 (Other indemnities), paragraph (b) of Clause 28.11 (Exclusion of liability) or paragraph (b) of Clause 29.11 (Exclusion of liability) may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

SECTION 2

THE FACILITY

2	THE FACILITY

2.1	The Facility

Subject to the terms of this Agreement, the Lenders agree to make available to the Borrower a dollar term loan facility in an aggregate amount not exceeding the Total Commitments.

2.2	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as provided pursuant to Clause 29.3 (Enforcement through Security Agent only) and Clause 25.19 (Acceleration), or as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility only for the purposes of (i) re-financing the Vessel and (ii) for general corporate purposes of the Group (including, but not limited to, the purchase of additional vessels by any Subsidiary of the Guarantor) in an aggregate principal amount not exceeding the lower of:

(a)	65 per cent. of the Fair Market Value of the Vessel (as determined not later than four weeks before the Drawdown Date, unless otherwise agreed by the Facility Agent); and

(b)	$35,000,000.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4	CONDITIONS OF DRAWDOWN

4.1	Conditions precedent to delivery of a Drawdown Request

The Borrower may not deliver a Drawdown Request unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent.

4.2	Conditions precedent to disbursement of funds

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) if:

(a)	on the date of the Drawdown Request and on the proposed Drawdown Date and before the Advance is made available:

(i)	no Default is continuing or would result from the proposed Advance;

(ii)	the Repeating Representations to be made by each Obligor are true;

(iii)	the provisions of paragraph (c) of Clause 10.3 (Alternative basis of interest or funding, suspension) do not apply;

(b)	on the Drawdown Date, the Facility Agent has received, or (acting reasonably) is satisfied that it will receive when the Advance is made available, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent (acting on the instructions of all the Lenders).

4.3	Conditions subsequent

Save in the case of documentary evidence which must be provided on the Drawdown Date (as a same day condition subsequent) that the Mortgage has been duly recorded on the Drawdown Date (as required under paragraph 6.1 of Schedule 2 (Conditions Precedent and Subsequent), the Borrower undertakes to deliver or cause to be delivered to the Facility Agent within 10 Business Days after the Drawdown Date (or (a) such later date as the Facility Agent, acting with the authorisation of the Majority Lenders, agrees, or (b) one month in respect of the filings to be made set out in paragraph (a) of Clause 17.11 (No filing or stamp taxes)), the additional documents and other evidence listed in Part C of Schedule 2 (Conditions Precedent and Subsequent) in form and substance satisfactory to the Facility Agent.

4.4	Notification of satisfaction of conditions precedent

(a)	The Facility Agent shall notify the Borrower and the Lenders promptly upon being satisfied as to the satisfaction of the conditions precedent and conditions subsequent referred to in Clause 4.1 (Conditions precedent to delivery of a Drawdown Request), Clause 4.2 (Conditions precedent to disbursement of funds) and Clause 4.3 (Conditions subsequent).

(b)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.5	Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit the Advance to be prepositioned or released before any of the conditions precedent referred to in Clause 4 (Conditions of Drawdown) or Clause 4.2 (Conditions precedent to disbursement of funds) has been satisfied, the Borrower shall ensure that that condition is satisfied within five Business Days after the Drawdown Date or such later date as the Facility Agent, acting with the authorisation of the Majority Lenders, acting reasonably, may agree in writing with the Borrower.

SECTION 3

DRAWDOWN

5	DRAWDOWN

5.1	Delivery of a Drawdown Request

The Borrower may utilise the Facility or the Reserve Amount by delivery to the Facility Agent of a duly completed Drawdown Request not later than the Specified Time.

5.2	Completion of a Drawdown Request

(a)	The Drawdown Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Drawdown Date is a Business Day within the Availability Period (other than a Drawdown Request for funds in respect of an Advance which are to be redrawn that have previously been repaid or prepaid pursuant to Clause 6.2 (Additional repayments) which may be submitted at any time during the Security Period);

(ii)	the currency and amount of the Drawdown comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Drawdown Request may be delivered (other than a Drawdown Request that is in submitted in respect of funds that have been repaid or prepaid pursuant to Clause 6.2 (Additional repayments)).

5.3	Currency and amount

(a)	The currency specified in a Drawdown Request must be dollars.

(b)	The amount of the proposed Advance (except for any Advance to be redrawn pursuant to Clause 6.2 (Additional repayments and reborrowing of Reserve Amount)) must be an amount which is not more than the Total Commitments or, in the case of an Advance relating to funds that have been prepaid or repaid (as applicable) pursuant to Clause 6.2 (Additional repayments) which is not more than the amount repaid or prepaid (as applicable).

(c)	The amount of the proposed Advance (except for any Advance to be redrawn pursuant to Clause 6.2 (Additional repayments and reborrowing of Reserve Amount))must be an amount which would not oblige the Borrower to provide additional security or prepay part of the Advance if the ratio set out in Clause 23 (Security Cover) were applied and notice was given by the Facility Agent under Clause 23.1 (Minimum required security cover) immediately after the Advance was made.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in the Advance available by the Drawdown Date through its Facility Office.

(b)	The amount of each Lender’s participation in the Advance will be equal to the proportion borne by its Commitment to the Total Commitments immediately before making the Advance.

(c)	The Facility Agent shall notify each Lender of the amount of the Advance and the amount of its participation in the Advance by the Specified Time.

5.5	Cancellation of Commitments

The Commitments which are unutilised at the end of the Availability Period shall then be cancelled.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6	REPAYMENT

6.1	Repayment of Loan

The Borrower shall repay the Loan in 20 equal consecutive quarterly instalments, each in an amount equal to five per cent. of the Loan borrowed under this Agreement and a balloon instalment on the Maturity Date equal to the then balance of the Loan, with the first such quarterly instalment being repaid on the date falling three Months after the Drawdown Date and the last on the Maturity Date (all such quarterly instalments and the balloon instalment, each a “Repayment Instalment”).

6.2	Additional repayments and reborrowing of Reserve Amount

(a)	The Borrower shall, in addition to the Repayment Instalments, make additional repayments of the Loan in equal consecutive quarterly instalments on the same dates as a Repayment Instalment and each in such amount as is necessary so that by 28 October 2017 such additional repayment instalments would equal in aggregate $1,400,000.

(b)	If the Borrower is making the extra repayments of the Loan pursuant to paragraph (a) above, the Borrower may at any time reborrow an amount up to but not exceeding the extra amount repaid at that time pursuant to paragraph (a) above (the “Re-Borrowed Amount”) for the purposes of, in the case of (i) below, funding the Permitted Modifications provided that such modifications improve the commercial prospects of the Vessel, or in the case of (ii) below, other costs and expenses relating to the Vessel and its operation. Such Re-Borrowed Amount may be drawndown by the Borrower in one amount immediately following whichever is the earliest to occur of:

(i)	the date of entry of the Vessel into drydock for the purposes of carrying out the Permitted Modifications; and

(ii)	the date on which the Vessel is delivered under a Charter which has a duration such that the Vessel will remain on charter for a period which ends on a date falling after the Maturity Date.

(c)	Any amounts redrawn in accordance with paragraph (b) of Clause 6.2 (Additional repayments and reborrowing of Reserve Amount) will, subject to Clause 6.3 (Reduction of Repayment Instalments), be repaid in full together with the balloon instalment payable on the Maturity Date under Clause 6.1 (Repayment of Loan).

(d)	Following the drawdown of the Re-Borrowed Amount or any part thereof, the Borrower shall no longer be required to make any further additional repayments as contemplated in paragraph (b) above.

6.3	Reduction of Repayment Instalments

(a)	If any part of the Facility is cancelled, the Repayment Instalments falling after that cancellation shall be reduced in inverse chronological order by the amount cancelled.

(b)	The Borrower may, if it so chooses, instruct the Facility Agent to apply the entire amount of the Reserve Amount if none of this amount has been drawndown pursuant to paragraph (b) of Clause 6.2 (Additional repayments and reborrowing of Reserve Amount) or, if only part of the Reserve Amount has been drawndown, the remaining undrawn balance of the Reserve Amount in reduction of the remaining Repayment Instalments pro rata, and such application will not be treated as a cancellation of part of the Facility.

6.4	Maturity Date

On the Maturity Date, the Borrower shall additionally pay to the Facility Agent for the account of the Finance Parties all other sums then accrued and owing under the Finance Documents.

6.5	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid, other than the reborrowing of the Reserve Amount.

7	PREPAYMENT AND CANCELLATION

7.1	Illegality

(a)	If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Advance or the Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(i)	that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(ii)	upon the Facility Agent notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

(iii)	to the extent that Lender’s participation has not been transferred pursuant to Clause 7.7 (Replacement or repayment and cancellation in relation to a Lender), the Borrower shall prepay that Lender’s participation in the Loan by no later than the date falling three months after the date on which the Facility Agent notifies the Borrower of the occurrence of such event and that Lender’s corresponding Commitment shall be cancelled in the amount of the participation prepaid.

(b)	Any partial prepayment under this Clause 7.1 (Illegality) shall reduce pro rata the amount of each Repayment Instalment falling after that prepayment.

7.2	Automatic cancellation

The unutilised Commitment (if any) of each Lender shall be automatically cancelled at close of business on the date on which the Advance is disbursed.

7.3	Voluntary prepayment of Loan

(a)	Subject to paragraph (b) below, the Borrower may, if it gives the Facility Agent not less than five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of $1,000,000).

(b)	The Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility is zero).

(c)	Save as provided for in paragraph (b) of Clause 6.3 (Reduction of Repayment Instalments) or in respect of any prepayment pursuant to Clause 23.2 (Provision of additional security; prepayment) which, in either case may be applied to reduce all outstanding Repayment Instalments pro rata, any partial prepayment under this Clause 7.3 (Voluntary prepayment of Loan) shall reduce in inverse chronological order the amount of each Repayment Instalment falling after that prepayment by the amount prepaid.

7.4	Mandatory prepayment on sale or Total Loss

If the Vessel is sold or becomes a Total Loss, the Borrower shall repay the Loan. Such repayment shall be made:

(a)	in the case of a sale of the Vessel, on or before the date on which the sale is completed by delivery of the Vessel to the buyer; or

(b)	in the case of a Total Loss, on the earlier of (i) the date falling 120 days after the Total Loss Date and (ii) the date of receipt by the Security Agent of the proceeds of insurance relating to such Total Loss.

7.5	Senior Secured Notes

If the Senior Secured Notes are not refinanced by 30 November 2018, the Borrower shall repay the Loan in full on 30 November 2018.

7.6	Additional mandatory prepayment events

(a)	If the Vessel ceases to be employed on a charter and remains without employment for a continuous period in excess of 90 days, the Borrower shall repay the Loan.

(b)	If the state of the Approved Flag of the Vessel is or becomes involved in hostilities or civil war or there is a seizure of power in such state by unconstitutional means, or any other similar event occurs in relation to the Vessel, the Mortgage or the Approved Flag and in the reasonable opinion of the Facility Agent such event is likely to have a Material Adverse Effect and the Borrower has not reflagged to another Approved Flag within 60 Business Days, the Borrower shall repay the Loan.

7.7	Replacement or repayment and cancellation in relation to a Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12.2 (Tax gross-up);

(ii)	any Lender claims indemnification from an Obligor under Clause 12.3 (Tax indemnity), Clause 13.1 (Increased costs) or Clause 14.3 (Mandatory Cost);

(iii)	the Borrower does not agree to an alternative basis of funding in relation to an Affected Lender pursuant to Clause 10.3 (Alternative basis of interest or funding, suspension); or

(iv)	the Facility Agent receives notification from an Affected Lender under sub-paragraph (iii) of paragraph (b) of Clause 10.2 (Market disruption),

the Borrower may:

(A)	whilst the circumstance giving rise to the requirement for that increase or indemnification continues; or

(B)	whilst in the case of sub-paragraphs (iii) and (iv) above the Market Disruption Event in relation to the Affected Lender continues,

give the Facility Agent notice of cancellation of the Commitment(s) of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans or give the Facility Agent notice of its intention to replace that Lender in accordance with paragraph (d) below.

(b)	On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment(s) of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Borrower has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender’s participation in the Loan.

(d)	If:

(i)	any of the circumstances set out in paragraph (a) of Clause 7.7 (Replacement or repayment and cancellation in relation to a Lender) above apply to a Lender; or

(ii)	an Obligor becomes obliged to pay any amount in accordance with Clause 7.1 (Illegality) to any Lender,

the Borrower may, on five Business Days’ prior notice to the Facility Agent and that Lender, replace that Lender by requiring that Lender to (and, to the extent permitted by law, that Lender shall) transfer pursuant to Clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity selected by the Borrower which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of the transfer in an amount equal to the outstanding principal amount of such Lender’s participation in the outstanding Loan and all accrued interest, Break Costs and other amounts payable to that Lender under the Finance Documents in relation to such Lender’s participation in the outstanding Loan.

(e)	The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Facility Agent;

(ii)	neither the Facility Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii)	in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv)	the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (d) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that transfer.

(f)	A Lender shall perform the checks described in paragraph (e)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Facility Agent and the Borrower when it is satisfied that it has complied with those checks.

7.8	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(d)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(e)	If the Facility Agent receives a notice under this Clause 7 (Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

7.9	Mitigation

(a)	Each Finance Party shall, in consultation with the Obligors, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax Gross Up and Indemnities), Clause 13 (Increased Costs) or Clause 14.3 (Mandatory Cost) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

7.10	Limitation of liability

(a)	The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 7.9 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 7.9 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

SECTION 5

COSTS OF DRAWDOWN

8	INTEREST

8.1	Calculation of interest

Subject to Clause 8.2 (Payment of interest), the rate of interest on the Loan or any part of the Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

(a)	the Margin; and

(b)	LIBOR.

8.2	Payment of interest

(a)	The Borrower shall pay accrued interest on the Loan calculated in accordance with Clause 8.1 (Calculation of interest) on the last day of each Interest Period (each an “Interest Payment Date”).

(b)	If an Interest Period is longer than three Months, the Borrower shall also pay interest then accrued on the Loan on the dates falling at three Monthly intervals after the first day of the Interest Period.

8.3	Fixed rate of interest

(a)	The Borrower may, by giving not less than five Business Days’ notice in writing, request that a fixed rate of interest shall apply on the whole or part of the Loan for a period of 12 months or more by giving to the Facility Agent a notice which shall specify the period for which the fixed rate of interest shall apply and shall be given at least five Business Days before the end of the then current Interest Period. The Facility Agent shall notify the Borrower of the fixed rate of interest to apply (which shall be determined at the level of the actual refinancing rates available to the Lenders (as certified by them) for the relevant period to which such fixed rate is to apply plus the Margin) and the Borrower shall either accept or refuse the offer promptly in writing and in any event within one Business Day. Such offer and acceptance shall be in a form that shall constitute a Finance Document. Once accepted, the Borrower may not revoke its acceptance and the relevant fixed rate of interest shall apply to the Loan from the first day of the next Interest Period. If the Borrower refuses the offer or fails to accept it within the time permitted for acceptance, the other provisions of this Clause 8 (Interest) shall continue to apply.

(b)	If the Borrower elects for a fixed rate of interest to apply to some but not the whole of the Loan, the interest rate on the portion to which the fixed rate does not apply shall be calculated in accordance with Clause 8.1 (Calculation of interest).

(c)	The Borrower shall pay accrued interest on the Loan calculated in accordance with paragraph (a) of Clause 8.3 (Fixed rate of interest) on each Repayment Date.

8.4	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 2 per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of a Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent. Any interest accruing under this Clause 8.4 (Default interest) shall be immediately payable by the Obligor on demand by the Facility Agent.

(b)	If an Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan:

(i)	the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan; and

(ii)	the rate of interest applying to that Unpaid Sum during that first Interest Period shall be 2 per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.

(c)	Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.5	Notification of rates of interest

The Facility Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

9	INTEREST PERIODS

9.1	Selection of Interest Periods

(a)	The Borrower may select an Interest Period in respect of the Loan in a Selection Notice or in a Drawdown Request, as the case may be.

(b)	Each Selection Notice is irrevocable and must be delivered to the Facility Agent by the Borrower not later than the Specified Time.

(c)	If the Borrower fails to deliver a Selection Notice to the Facility Agent in accordance with paragraphs (a) and (b) above, the relevant Interest Period will, subject to Clause 9.2 (Changes to Interest Periods) and paragraph (f) below, be three Months.

(d)	Subject to Clause 8.3 (Fixed rate of interest) and this Clause 9 (Interest Periods), the Borrower may select an Interest Period of three Months or any other period (up to a maximum of 12 Months) agreed between the Borrower and the Facility Agent (acting on the instructions of the Majority Lenders).

(e)	An Interest Period in respect of the Loan shall not extend beyond the Maturity Date.

(f)	In respect of a Repayment Instalment, an Interest Period for a part of the Loan equal to such Repayment Instalment shall end on the Repayment Date relating to it if such date is before the end of the Interest Period then current.

(g)	Subject to paragraph (h) below, the first Interest Period for the Loan shall start on the Drawdown Date and each subsequent Interest Period shall start on the last day of the preceding Interest Period.

(h)	Except for the purposes of paragraph (g) above, the Loan may have multiple Interest Periods at any time.

9.2	Changes to Interest Periods

(a)	If after the Borrower has selected and the Lenders have agreed an Interest Period longer than three Months, any Lender notifies the Facility Agent within two Business Days after the

Specified Time relating to the relevant Drawdown Request or Selection Notice that it is not satisfied that deposits in dollars for a period equal to the Interest Period will be available to it in the Relevant Interbank Market when the Interest Period commences, the Facility Agent shall shorten the Interest Period to three Months.

(b)	If the Facility Agent makes any change to an Interest Period referred to in this Clause 9.2 (Changes to Interest Periods), it shall:

(i)	promptly notify the Borrower and the Lenders; and

(ii)	recalculate the interest payable in accordance with Clause 8.1 (Calculation of interest) for that Interest Period by reference to LIBOR for the duration of that new Interest Period and shall promptly notify the Borrower and the Lenders of that recalculated rate of interest.

9.3	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10	CHANGES TO THE CALCULATION OF INTEREST

10.1	Absence of quotations

Subject to Clause 10.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2	Market disruption

(a)	If a Market Disruption Event occurs in relation to the Advance or the Loan for any Interest Period, then the rate of interest on each Lender’s share of the Advance or the Loan for the Interest Period shall be the rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the Advance or the Loan from whatever source it may reasonably select.

(b)	In this Agreement “Market Disruption Event” means:

(i)	at or about noon on the Quotation Day for the relevant Interest Period, LIBOR is to be determined by reference to the Reference Banks and none or only one of the Reference Banks supplies a rate to the Facility Agent to determine LIBOR for dollars for the relevant Interest Period; or

(ii)	before close of business in London on the Quotation Day for the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose participations in the Loan exceed 50 per cent. of the Loan) that the cost to it or them of obtaining matching deposits in the Relevant Interbank Market would be in excess of the greater of:

(A)	110 per cent. of LIBOR; and

(B)	LIBOR plus 10 basis points; or

(iii)	at least one Business Day before the start of an Interest Period, the Facility Agent receives notification from a Lender (the “Affected Lender”) that for any reason it is unable to obtain dollars in the Relevant Interbank Market in order to fund its participation in the Advance or the Loan.

10.3	Alternative basis of interest or funding, suspension

(a)	If a Market Disruption Event occurs and the Facility Agent or the Borrower so requires, the Facility Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(b)	Any substitute or alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties to the Finance Documents.

(c)	If a Market Disruption Event occurs before the Advance is made:

(i)	in circumstances falling within sub-paragraph (i) of paragraph (b) of Clause 10.2 (Market disruption) or sub-paragraph (ii) of paragraph (b) of Clause 10.2 (Market disruption), the Lenders’ obligation to make the Advance; or

(ii)	in circumstances falling within sub-paragraph (iii) of paragraph (b) of Clause 10.2 (Market disruption), the Affected Lender’s obligation to participate in the Advance,

shall be suspended while the circumstances giving rise to the Market Disruption Event continue except if the Facility Agent and the Borrower agree a substitute basis for determining the rate of interest or an alternative basis for funding, as the case may be.

10.4	Break Costs

(a)	The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount and the basis of calculation of its Break Costs for any Interest Period in which they accrue.

11	FEES

11.1	Arrangement fee

The Borrower shall pay to the Mandated Lead Arranger an arrangement fee computed at the rate of 1.25 per cent. per annum on the Total Commitments, payable in one lump sum on the earlier of:

(a)	the date falling two Business Days after the date of this Agreement; and

(b)	the first Drawdown Date.

11.2	Prepayment fee

(a)	Subject to paragraph (c) below, the Borrower must pay to the Facility Agent for each Lender a prepayment fee on the date of prepayment of all or any part of the Loan.

(b)	The amount of the prepayment fee is:

(i)	if the prepayment occurs on or before the first anniversary of the Drawdown Date, two and a half per cent. (2.5%) of the amount prepaid;

(ii)	if the prepayment occurs after the first but on or before the second anniversary of the Drawdown Date, one and a half per cent.(1.5%) of the amount prepaid;

(iii)	if the prepayment occurs after the second but on or before the third anniversary of the Drawdown Date, three quarters of one per cent. (0.75%) of the amount prepaid; and

(iv)	if the prepayment occurs after the third anniversary of the Drawdown Date, half of one per cent. (0.5%) of the amount prepaid.

(c)	No prepayment fee shall be payable under this Clause if the prepayment is made under Clause 6.2 (Additional repayments and reborrowing of Reserve Amount), Clause 7.1 (Illegality), Clause 7.5 (Senior Secured Notes), Clause 23.2 (Provision of additional security; prepayment) or following a prepayment made pursuant to Clause 7.4 (Mandatory prepayment on sale or Total Loss) after the Total Loss of the Vessel (but, for the avoidance of doubt, not a sale of the Vessel).

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

12	TAX GROSS UP AND INDEMNITIES

12.1	Definitions

(a)	In this Agreement:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 12 (Tax Gross Up and Indemnities) reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrower and that Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.3	Tax indemnity

(a)	The Borrower shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party.

(c)	A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.

(d)	A Protected Party shall, on receiving a payment from the Borrower under this Clause 12.3 (Tax indemnity), notify the Facility Agent.

12.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the relevant Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by that Obligor.

12.5	Stamp taxes

The Borrower shall pay and, within three Business Days of demand, indemnify each Creditor Party against any cost, loss or liability which that Creditor Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.6	VAT

(a)

All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this Clause 12.6 (VAT) to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994).

(e)	In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

12.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within 10 Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

12.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify each Obligor and the Facility Agent and the Facility Agent shall notify the other Finance Parties.

13	INCREASED COSTS

13.1	Increased costs

(a)	Subject to Clause 13.3 (Exceptions), the Borrower shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation made,

after the date of this Agreement.

(b)	In this Agreement, “Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs, and the Facility Agent shall, subject to any confidentiality requirements imposed upon it and its internal policy requirements, provide such further details available to it so as to clarify the various component amounts making up the amount of any such Increased Costs to the Obligors.

13.3	Exceptions

Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)	attributable to a Tax Deduction required by law to be made by an Obligor;

(b)	attributable to a Tax Deduction calculated by reference to the net income received or receivable by the relevant Finance Party;

(c)	attributable to a FATCA Deduction required to be made by a Party;

(d)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied);

(e)	compensated for by any payment made pursuant to Clause 14.3 (Mandatory Cost);

(f)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation;

(g)	a Basel II Increased Cost; or

(h)	an Increased Cost resulting from a bank levy or similar charge.

14	OTHER INDEMNITIES

14.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall, as an independent obligation, on demand, indemnify each Creditor Party to which that Sum is due against any cost, loss or liability reasonably and properly incurred and arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

(a)	The Borrower shall, on demand, indemnify each Creditor Party against any cost, loss or liability incurred by it as a result of:

(i)	the occurrence of any Event of Default which is continuing;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 31 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in the Advance or the Loan requested by the Borrower in a Drawdown Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Creditor Party alone); or

(iv)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

(b)	The Borrower shall, on demand, indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each such person for the purposes of this Clause 14.2 (Other indemnities) an “Indemnified Person”), against any cost, loss or liability reasonably and properly incurred by that Indemnified Person pursuant to or in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, the Vessel unless such cost, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.

(c)	Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, loss or liability reasonably and properly incurred by each Indemnified Person in any jurisdiction:

(i)	arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or

(ii)	in connection with any Environmental Claim.

(d)	Any Affiliate or any officer or employee of a Finance Party or of any of its Affiliates may rely on this Clause 14.2 (Other indemnities) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

14.3	Mandatory Cost

(a)	The Borrower shall, on demand by the Facility Agent, pay to the Facility Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Facility Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(i)	in the case of a Lender lending from a Facility Office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank or any other authority or agency which replaces all or any of its functions) in respect of loans made from that Facility Office; and

(ii)	in the case of any Lender lending from a Facility Office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender’s participation in the Loan.

(b)	If the Facility Agent makes a demand under paragraph (a) above, the relevant Lender shall provide to the Facility Agent a confirmation of the amount certified by that Lender to be the amount determined pursuant to sub-paragraphs (i) and (ii) above, and the Facility Agent shall, subject to confidentiality requirements imposed upon it and its internal policy requirements, provide such amounts together with any other details available to it to the Obligors.

14.4	Indemnity to the Facility Agent

The Borrower shall, on demand, indemnify the Facility Agent against:

(a)	any cost, loss or liability reasonably and properly incurred by the Facility Agent as a result of:

(i)	investigating any event which it reasonably believes is a Default; or

(ii)	acting or relying on any notice, request or instruction from or purportedly from an Obligor which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents; and

(b)	any cost, loss or liability reasonably and properly incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 32.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent in acting as Facility Agent under the Finance Documents.

14.5	Indemnity to the Security Agent

(a)	The Borrower shall, on demand, indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability incurred by any of them:

(i)	in relation to or as a result of:

(A)	any failure by the Borrower to comply with its obligations under Clause 15 (Costs and Expenses);

(B)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(C)	the taking, holding, protection or enforcement of the Finance Documents and the Transaction Security;

(D)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;

(E)	any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents; and

(F)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents.

(ii)	acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct).

(b)	The Security Agent and every Receiver and Delegate may, in priority to any payment to the Creditor Parties, indemnify itself out of the Security Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.5 (Indemnity to the Security Agent) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

(c)	Each Finance Party agrees that it will as soon as reasonably practicable after it has become aware of the amount of any sum payable by it (or by any Receiver appointed by it) which is or will be the subject of a claim on the Borrower under this Clause 14.5 (Indemnity to the Security Agent), to notify the Borrower of the same.

(d)	Any cost, loss or liability incurred by a Delegate shall only be indemnified under this Clause 14.5 (Indemnity to the Security Agent) if reasonably and properly incurred.

15	COSTS AND EXPENSES

15.1	Transaction expenses

The Borrower shall, on demand, pay the Facility Agent, the Security Agent and the Mandated Lead Arranger the amount of all costs and expenses (including legal fees subject to agreed caps) reasonably and properly incurred by any Creditor Party in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement;

(b)	the Transaction Security; and

(c)	any other Finance Documents executed after the date of this Agreement.

15.2	Amendment costs

If:

(a)	an Obligor requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to Clause 32.9 (Change of currency); or

(c)	an Obligor requests, and the Security Agent agrees to, the release of all or any part of the Security Assets from the Transaction Security,

the Borrower shall, on demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably and properly incurred by each Creditor Party in responding to, evaluating, negotiating or complying with that request or requirement.

15.3	Enforcement and preservation costs

The Borrower shall, on demand, pay to each Creditor Party the amount of all costs and expenses (including legal fees) incurred by that Creditor Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against that Creditor Party as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

15.4	No double recovery

To the extent that an amount in respect of any cost or expense is paid by the Borrower to any Finance Party, such payment shall be made without double recovery such that none of the other Finance Parties are able to demand payment of that same amount once paid by the Borrower.

SECTION 7

GUARANTEE

16	GUARANTEE AND INDEMNITY

16.1	Guarantee and indemnity

The Guarantor irrevocably and unconditionally:

(a)	guarantees to each Finance Party punctual performance by the Borrower of all the Borrower’s obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of the Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by the Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 16 (Guarantee and Indemnity) if the amount claimed had been recoverable on the basis of a guarantee.

16.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

16.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of the Borrower or any security for those obligations or otherwise) is made by a Creditor Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Guarantor under this Clause 16 (Guarantee and Indemnity) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

16.4	Waiver of defences

The obligations of the Guarantor under this Clause 16 (Guarantee and Indemnity) will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 16.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 16 (Guarantee and Indemnity) (without limitation and whether or not known to it or any Creditor Party) including:

(a)	any time, waiver or consent granted to, or composition with, the Borrower or any other person;

(b)	the release of the Borrower or any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, the Borrower or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

16.5	Immediate recourse

The Guarantor waives any right it may have of first requiring any Creditor Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Transaction Security) before claiming or commencing proceedings under this Clause 16 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

16.6	Appropriations

Until all amounts which may be or become payable by the Borrower under or in connection with the Finance Documents have been irrevocably paid in full, each Creditor Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Creditor Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor’s liability under this Clause 16 (Guarantee and Indemnity).

16.7	Deferral of Guarantor’s rights

Save as permitted in accordance with the terms of this Agreement, all rights which the Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against the Borrower or its respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents and until the end of the Security Period and unless the Facility Agent otherwise directs, the Guarantor will not exercise any rights which it may have (whether in respect of any Finance Document to which it is a Party or any other transaction) by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 16 (Guarantee and Indemnity):

(a)	to be indemnified by the Borrower;

(b)	to claim any contribution from any third party providing security for, or any other guarantor of, the Borrower’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Creditor Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Creditor Party;

(d)	to bring legal or other proceedings for an order requiring the Borrower to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under Clause 16.1 (Guarantee and indemnity);

(e)	following service of a notice by the Facility Agent pursuant to Clause 25.19 (Acceleration) to exercise any right of set-off against the Borrower; and/or

(f)	to claim or prove as a creditor of the Borrower in competition with any Creditor Party.

Without prejudice to the foregoing, if the Guarantor receives any benefit, payment or distribution in relation to such rights which is not permitted pursuant to the terms of this Agreement, it shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with Clause 32 (Payment Mechanics).

16.8	Additional security

This guarantee is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security or any other right of recourse now or subsequently held by any Creditor Party or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

16.9	Applicability of provisions of Guarantee to other Security

Clauses 16.2 (Continuing guarantee), 16.3 (Reinstatement), 16.4 (Waiver of defences), 16.5 (Immediate recourse), 16.6 (Appropriations), 16.7 (Deferral of Guarantor’s rights) and 16.8 (Additional security) shall apply, with any necessary modifications, to any Security which the Guarantor may create (at any time) to secure the Secured Liabilities or any part of them.

16.10	Guarantor undertakings in relation to the Shareholder Loans

(a)	Until the end of the Security Period, the Guarantor shall not, without first obtaining the consent in writing of the Facility Agent:

(i)	demand or receive payment from the Borrower of any Subordinated Liabilities except for Permitted Payments;

(ii)	exercise any right of set off in respect of the Shareholder Loans (except where set-off is mandatory under any law relating to Insolvency);

(iii)	take any Enforcement Action;

(iv)	take or allow to continue any Security, guarantee, indemnity or other assurance against loss in respect of any of the Subordinated Liabilities;

(v)	claim or prove in any administration or liquidation of the Borrower in respect of the Subordinated Liabilities;

(vi)	take any step to enforce any right or remedy which the Guarantor now or at any later time has under or in connection with the Shareholder Loans;

(vii)	in any proceedings or otherwise, claim:

(A)	that any Finance Document is invalid, should be set aside or adjusted or lacks the priority which it was intended to have; or

(B)	that any payment made, or transaction entered into, under or in connection with any Finance Document was invalid or should be set aside or adjusted;

(viii)	take or omit any action whereby the effectiveness of any Finance Document may be adversely affected or there may be any other adverse consequence for any Creditor Party;

(ix)	take any step to exercise or enforce any right or remedy which the Guarantor now or at any later time has under any applicable law against the Borrower;

(x)	other than pursuant to any Permitted Financings, subordinate any of the Subordinated Liabilities or their proceeds to any sums owing by the Borrower to any person other than the Creditor Parties; or

(xi)	take or omit any action whereby the subordination achieved by this Clause 16.10 may be impaired.

(b)	Until the end of the Security Period, upon the Insolvency of the Borrower, the Guarantor:

(i)	will, if and as instructed by the Facility Agent, take any step to exercise or enforce any right or remedy:

(A)	which it now or at any later time has under or in connection with the Shareholder Loans; or

(B)	which it now or at any later time has under any applicable law against the Borrower;

(ii)	will exercise all of its rights in respect of that Insolvency, including rights to vote or recover or prove for the Subordinated Liabilities, if and as instructed by the Facility Agent;

(iii)	irrevocably authorises the Facility Agent to exercise any such rights on its behalf; and

(iv)	instructs any trustee, liquidator, administrator, supervisor or similar officer to make any payment or distribution in respect of the Subordinated Liabilities to the Facility Agent.

SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

17	REPRESENTATIONS

17.1	General

Each Obligor makes the representations and warranties set out in this Clause 17 (Representations) to each Finance Party on the date of this Agreement.

17.2	Status

(a)	The Borrower is a limited liability company and the Guarantor is a corporation, and each is duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

17.3	Share capital and ownership

(a)	The legal title to and beneficial interest in the shares in the Borrower is held free of any Security by the Guarantor and all of those shares are in registered form.

(b)	None of the shares in the Borrower is subject to any option to purchase, pre-emption rights or similar rights.

17.4	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

17.5	Validity, effectiveness and ranking of Security

(a)	Subject to the Legal Reservations, each Finance Document to which it is a party does now or, as the case may be, will upon execution and delivery and, where applicable, registration as provided for in that Finance Document create the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.

(b)	No third party has or will have any Security (except for Permitted Security) over any assets that are the subject of any Transaction Security granted by it.

(c)	Subject to the Legal Reservations, the Transaction Security granted by it to the Security Agent or any other Creditor Party has or will when created or intended to be created have first ranking priority or such priority it is expressed to have in the Finance Documents and is not subject to any prior ranking or pari passu ranking security, except for the Permitted Security.

(d)	Subject to the Legal Reservations, no concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.

17.6	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each Transaction Document to which it is a party do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument.

17.7	Power and authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise:

(i)	its entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

(ii)	in the case of the Borrower, its registration of the Vessel under the Approved Flag.

(b)	No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

17.8	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected or will be and, to the effect they have been obtained, are in full force and effect.

17.9	Governing law and enforcement

(a)	Subject to the Legal Reservations, the choice of governing law of each Transaction Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Transaction Document to which it is a party in the jurisdiction of the governing law of that Transaction Document will, subject to the Legal Reservations, be recognised and enforced in its Relevant Jurisdictions.

17.10	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 25.8 (Insolvency proceedings); or

(b)	creditors’ process described in Clause 25.9 (Creditors’ process),

has been taken or, to its knowledge, threatened in relation to it; and none of the circumstances described in Clause 25.7 (Insolvency) applies to it.

17.11	No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except:

(a)	registration of each of the Mortgage, the Deed of Covenant and the General Assignment against the Borrower with the Hong Kong Companies Registry within one month after the date of each having been executed by the parties thereto; and

(b)	registration of the Mortgage with the Hong Kong Shipping Register on the date of the Mortgage,

which registrations will be made reasonably promptly after the date of the relevant Finance Documents and, in any event, within the applicable time periods referred to in (a) and (b) above.

17.12	Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

17.13	No default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of the Drawdown or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b)	No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject.

17.14	No misleading information

(a)	Any factual information provided for the purposes of this Agreement was to the best of the relevant Obligor’s knowledge and belief true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)	Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.

17.15	Financial Statements

(a)	The Guarantor’s Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b)	The Guarantor’s Original Financial Statements give a true and fair view of its financial condition as at the end of the relevant financial year and results of operations during the relevant financial year (consolidated in the case of the Guarantor).

(c)	There has been no Material Adverse Effect in its assets, business or financial condition (or the assets, business or consolidated financial condition of the Group, in the case of the Guarantor) since 31 December 2014.

(d)	The Guarantor’s most recent financial statements delivered pursuant to Clause 18.2 (Financial statements):

(i)	have been prepared in accordance with Clause 18.4 (Requirements as to financial statements); and

(ii)	give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition as at the end of the relevant financial year and operations during the relevant financial year (consolidated in the case of the Guarantor).

(e)	Since the date of the Guarantor’s most recent financial statements delivered pursuant to Clause 18.2 (Financial statements) there has been no Material Adverse Effect in its business, assets or financial condition (or the business or consolidated financial condition of the Group, in the case of the Guarantor).

17.16	Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

17.17	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against:

(a)	any Obligor; or

(b)	any member of the Group (other than the Obligors) which have or are likely to have a value of more than US$2,000,000 and which have or, if adversely determined, would be likely to have a Material Adverse Effect.

17.18	Validity and completeness of the Transaction Documents

(a)	Subject to the Legal Reservations, each of the Transaction Documents to which each Obligor is a party constitutes legal, valid, binding and enforceable obligations of each Obligor.

(b)	The copies of the Transaction Documents delivered to the Facility Agent before the date of this Agreement are true and complete copies.

(c)	No amendments or additions to the Transaction Documents have been agreed nor has any Obligor waived any of its respective rights under the Transaction Documents.

17.19	Valuations

(a)	To the best of its knowledge and belief (having made due and careful enquiry), all information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Facility Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given and was supplied by it or on its behalf acting in good faith.

(b)	It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.

(c)	To the best of its knowledge and belief (having made due and careful enquiry), there has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.

17.20	No breach of laws

It has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

17.21	No Charter

The Vessel is not subject to any Charter other than a Permitted Charter.

17.22	Compliance with Environmental Laws

(a)	All Environmental Laws relating to the ownership, operation and management of the Vessel and the business of each Obligor (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

(b)	No member of the Group (other than the Obligors) has breached any Environmental Laws relating to the ownership, operation and management of any vessel and the business of each member of the Group (other than the Obligors) (as now conducted and as reasonably anticipated to be conducted in the future) to the extent that non-compliance has or is likely to have a Material Adverse Effect.

(c)	No member of the Group (other than the Obligors) has failed to comply with the terms of any Environmental Approval which breach or non-compliance has or is likely to have a Material Adverse Effect.

17.23	No Environmental Claim

(a)	No Environmental Claim has been made or threatened against any Obligor or the Vessel.

(b)	No Environmental Claim has been made against any member of the Group (other than the Obligors) which has or, if adversely determined, is likely to have a Material Adverse Effect.

17.24	No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

17.25	ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrower, the Approved Technical Manager and the Vessel have been complied with.

17.26	Taxes paid

(a)	It is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax.

(b)	No claims or investigations are being, or are likely to be, made or conducted against it with respect to Taxes.

17.27	Financial Indebtedness

The Borrower does not have any Financial Indebtedness other than Permitted Financial Indebtedness outstanding other than as permitted by this Agreement.

17.28	Overseas companies

No Obligor has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Facility Agent sufficient details to enable an accurate search against it to be undertaken by the Lenders at the Companies Registry.

17.29	Good title to assets

It has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

17.30	Ownership

(a)	The Borrower is the sole legal and beneficial owner of all rights and interests which the Initial Time Charter (during the period in which the Initial Time Charter is in effect) and any subsequent Charter (during the period in which any subsequent Charter to which the Borrower is a party is in effect) creates in favour of the Borrower.

(b)	The Borrower is the sole legal and beneficial owner of the Vessel, the Earnings and the Insurances.

(c)	With effect on and from the date of its creation or intended creation, the Borrower will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by the Borrower.

17.31	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

17.32	Place of business

The place of business of the Borrower is Hong Kong and the Guarantor is the Republic of Marshall Islands.

17.33	Sanctions

(a)	No Obligor:

(i)	and no director or officer of an Obligor, is a Prohibited Person;

(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person; or

(iii)	owns or controls a Prohibited Person.

(b)	No proceeds of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

17.34	Repetition

The Repeating Representations are deemed to be made by the relevant Obligor by reference to the facts and circumstances then existing on the date of the Drawdown Request and the first day of each Interest Period.

18	INFORMATION UNDERTAKINGS

18.1	General

The undertakings in this Clause 18 (Information Undertakings) remain in force throughout the Security Period unless the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) acting reasonably, may otherwise permit.

18.2	Financial statements

(a)	Subject to paragraph (b) below, the Guarantor shall supply to the Facility Agent in sufficient copies for all the Lenders:

(i)	as soon as they become available, but in any event within 120 days after the end of each of its financial years, the audited consolidated financial statements of the Guarantor for that financial year; and

(ii)	as soon as the same become available, but in any event within 60 days after the end of each quarter of each of its financial years, the unaudited consolidated financial statement of the Guarantor for that financial quarter; provided that such unaudited financial statements shall not be required in relation to a quarter ending at the financial year end in addition to the audited financial statements to be provided under paragraph (i) above.

(b)	To the extent that the financial statements and other information required to be provided by the Guarantor to the Facility Agent under paragraph (a) above are published on the internet by, or on behalf of the Guarantor, such statements and information must be made immediately available to the Facility Agent and in any event within 5 Business Days of such publication.

18.3	Compliance Certificate

(a)	The Guarantor shall supply to the Facility Agent, with each set of financial statements delivered at the end of (i) each of the Guarantor’s financial years and (ii) each second quarter of each of the Guarantor’s financial years, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 19 (Financial Covenants) as at the date as at which those financial statements were drawn up.

(b)	Each Compliance Certificate shall be signed by two authorised signatories of the Guarantor as appropriate.

18.4	Requirements as to financial statements

(a)	Each set of financial statements of the Guarantor delivered pursuant to Clause 18.2 (Financial statements) is prepared using US GAAP.

(b)	Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared but taking into account any subsequent changes in lease accounting rules.

18.5	Information: miscellaneous

Each Obligor shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(a)	in respect of the Borrower, all documents dispatched by it to its shareholders or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against:

(i)	any Obligor; or

(ii)	any member of the Group (other than the Obligors) which has or is likely to have a value of more than US$2,000,000 and which has or, if adversely determined, would be likely to have a Material Adverse Effect;

(c)	promptly, its constitutional documents where these have been amended or varied in any material respect;

(d)	within a reasonable period, such further information and/or documents regarding:

(i)	the Vessel, cargo manifests to the extent that these are readily available to the Obligors, the Earnings or the Insurances;

(ii)	the Security Assets;

(iii)	compliance of the Obligors with the terms of the Finance Documents;

(iv)	the financial condition, business and operations of any Obligor,

as any Finance Party (through the Facility Agent) may reasonably request; and

(e)	promptly, such further information and/or documents as any Finance Party (through the Facility Agent) may reasonably request so as to enable such Finance Party to comply with any laws applicable to it or as may be required by any regulatory authority.

18.6	Notification of Default

(a)	Each Obligor shall notify the Facility Agent (i) of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor); and (ii) promptly upon becoming aware of the same, of any breach of any Sanctions applicable to the Vessel or any Obligor.

(b)	Promptly upon a request by the Facility Agent, the Borrower shall supply to the Facility Agent a certificate signed by two of its authorised signatories on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

18.7	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor (excluding a change of ownership of the Guarantor) after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges a Finance Party (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself or on behalf of any other Finance Party) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for such Finance Party or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Servicing Party (for itself) in order for that Servicing Party to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

19	FINANCIAL COVENANTS

19.1	Financial covenants of Guarantor

The Guarantor shall ensure that the consolidated financial position of the Group shall at the Testing Dates:

(a)	it shall maintain a minimum Cash Balance of:

(i)	prior to and including 31 December 2015, US$15,000,000; and

(ii)	thereafter US$20,000,000; and

(b)	a minimum Shareholders Equity of US$200,000,000.

19.2	Defined terms - financial covenants

In this Clause 19 (Financial Covenants):

(a)	“Cash and Cash Equivalents” means, as at any date of determination:

(i)	cash in hand or on deposit with a bank or financial institution and which is freely transferable into dollars and immediately available to be applied in repayment or prepayment of the Loan;

(ii)	any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one year after the relevant date of calculation;

(iii)	time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody’s which time deposits and certificates of deposit mature within one year after the relevant date of calculation;

(iv)	repurchase obligations with a term of not more than ninety days for underlying securities of the type referred to in paragraph (b) above entered into with any bank meeting the qualifications specified in paragraph (c);

(v)	open market commercial paper:

(A)	for which a recognised trading market exists;

(B)	issued in the United States of America, Canada or the United Kingdom;

(C)	which matures within one year after the relevant date of calculation; and

(D)	which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating;

(vi)	any other instrument, security or investment approved by the Majority Lenders,

in each case, to which each of the Obligors is beneficially entitled at that time and, which is unencumbered (other than by any of the Security Documents).

(b)	“Cash Balance” means the sum of Cash and Cash Equivalents.

(c)	“Latest Balance Sheet” means, at any date, the consolidated balance sheet of the Guarantor most recently delivered to the Facility Agent pursuant to Clause 18.2 (Financial statements).

(d)	“Shareholders Equity” means, at any date of determination under this Agreement, the amount of the total shareholders’ equity of the Group determined on a consolidated basis in accordance with US GAAP and as shown in the Latest Balance Sheet.

(e)	“Testing Dates” means 30 June and 31 December in each year.

20	GENERAL UNDERTAKINGS

20.1	General

The undertakings in this Clause 20 (General Undertakings) remain in force throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) acting reasonably may otherwise permit.

20.2	Authorisations

Each Obligor shall, and shall procure that, at any relevant time, each of the then current Approved Manager and Charterer will, promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	upon reasonable request, supply certified copies to the Facility Agent of,

any Authorisation required under any applicable law or regulation to enable it to:

(i)	perform its obligations under the Transaction Documents to which it is a party;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction or in the state of the Approved Flag at any time of the Vessel or any Transaction Document to which it is a party; and

(iii)	own (in the case of the Borrower) and charter (in the case of the Initial Time Charterer and any subsequent Charterer) the Vessel.

20.3	Compliance with laws

Each Obligor shall, and shall procure that, at any relevant time, each of the then current Approved Manager and Charterer will, comply in all respects with all laws and regulations relating to the Vessel and/or an Obligor and/or each Approved Manager and/or each Charterer (as relevant) to which it may be subject, if failure so to comply has or is likely to have a Material Adverse Effect.

20.4	Environmental compliance

Each Obligor shall, and shall procure that, at any relevant time, each of the then current Approved Manager and Charterer will, and the Guarantor shall ensure that each other member of the Group will:

(a)	comply with all Environmental Laws applicable to it and the Vessel owned, managed or chartered by it, as the case may be;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Approvals applicable to it and the Vessel owned, managed or chartered by it, as the case may be;

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law applicable to it and the Vessel owned, managed or chartered by it, as the case may be,

where failure to do so has or is likely to have a Material Adverse Effect.

20.5	Environmental claims

The Borrower shall promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)	any Environmental Claim against:

(i)	any member of the Group; or

(ii)	in relation to the Vessel, against any current Charterer or current Approved Manager at that time,

which is current, pending or threatened; and

(b)	any facts or circumstances which are likely to result in any Environmental Claim being commenced or threatened against:

(i)	any member of the Group; or

(ii)	in relation to the Vessel, any current Charterer or current Approved Manager at that time,

where the claim, if determined against that member of the Group, that Charterer or that Approved Manager has or is likely to have a Material Adverse Effect.

20.6	Taxation

(a)	The Borrower shall and the Guarantor shall ensure that each other member of the Group (but only to the extent any failure to pay and discharge such Taxes by any member of the Group has or is likely to have a Material Adverse Effect) will pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are maintained for those Taxes and the costs required to contest them have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 18.2 (Financial statements); and

(iii)	such payment can be lawfully withheld.

(b)	No Obligor shall change its residence for Tax purposes.

20.7	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

20.8	Title

The Borrower shall hold the legal title to, and own the entire beneficial interest in:

(a)	the Earnings and the Insurances; and

(b)	with effect on and from its creation or intended creation, any other assets the subject of any Transaction Security created or intended to be created by the Borrower.

20.9	Negative pledge

(a)	The Borrower shall not create or permit to subsist any Security over any of its assets which are the subject of the Security created or intended to be created by the Finance Documents other than the Permitted Security.

(b)	The Borrower shall not:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied or set-off; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to any Permitted Security.

20.10	Disposals

(a)	Except as permitted pursuant to the terms of the Initial Time Charter or any other Charter and except for any Permitted Modifications or any modification or repair to, a replacement of any part of, the Ship or equipment installed on the Ship not prohibited by Clause 22.6 (Removal and installation of parts), the Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any of its assets (including without limitation the Vessel, the Earnings or the Insurances).

(b)	Paragraph (a) above does not apply to any Charter to which Clause 22.15 (Restrictions on chartering, appointment of managers etc.) applies.

20.11	Merger

The Borrower shall not enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction.

20.12	Change of business

(a)	The Guarantor shall procure that no substantial change is made to the general nature of the business of the Guarantor from that carried on at the date of this Agreement.

(b)	The Borrower shall not engage in any business other than the ownership, operation and chartering of the Vessel.

20.13	Financial Indebtedness

The Borrower shall not incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

20.14	Expenditure

The Borrower shall not incur any expenditure, except for expenditure reasonably incurred:

(a)	in the ordinary course of owning, operating, maintaining and repairing the Vessel and administering and managing the Borrower as a company; or

(b)	in respect of any Permitted Financings.

20.15	Share capital

The Borrower shall not issue any further shares except to the Guarantor.

20.16	Dividends

The Borrower shall not make or pay any dividend or other distribution (in cash or in kind) in respect of its share capital:

(a)	following the occurrence of an Event of Default which is continuing; or

(b)	where the making or payment of such dividend or distribution would result in:

(i)	the occurrence of an Event of Default; or

(ii)	the Guarantor no longer being in compliance with Clause 19 (Financial Covenants).

20.17	Accounts

The Borrower shall not open or maintain any account with any bank or financial institution except the Earnings Account and accounts with any branch office of the Account Bank, the Facility Agent or the Security Agent whether or not for the purposes of the Finance Documents.

20.18	Other transactions

The Borrower shall not:

(a)	be the creditor in respect of any loan or any form of credit to any person other than where such loan or form of credit is Permitted Financial Indebtedness;

(b)	give or allow to be outstanding any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which the Borrower assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents other than any guarantee granted in connection with any Permitted Financing; or

(c)	enter into any material agreement other than:

(i)	the Transaction Documents (including for the avoidance of doubt any replacement of such Transaction Documents);

(ii)	any agreement entered into in the ordinary course of its business;

(iii)	any agreement entered into in connection with any Permitted Financing; and

(iv)	any other agreement expressly allowed under any other term of this Agreement.

20.19	Unlawfulness, invalidity and ranking; Security imperilled

No Obligor shall do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:

(a)	make it unlawful for an Obligor to perform any of its obligations under the Transaction Documents to which it is a party;

(b)	cause any obligation of an Obligor under the Transaction Documents to which it is a party to cease to be legal, valid, binding or enforceable;

(c)	cause any Transaction Document to which it is a party to cease to be in full force and effect;

(d)	cause any Transaction Security to which it is a party to rank after, or lose its priority to, any other Security; and

(e)	imperil or jeopardise the Transaction Security.

20.20	Separate corporate existence

The Borrower shall maintain separate corporate existence and identity, shall keep separate records, books and accounts.

20.21	Securitisation

Each Obligor shall, subject to the Borrower’s prior written consent (not to be unreasonably delayed or withheld) and provided that the Obligors are not adversely affected, assist the Facility Agent and/or any Lender in achieving a successful securitisation (or similar transaction) in respect of the Facility and the Finance Documents and such Group member’s reasonable costs for providing such assistance shall be met by the relevant Lender. The Borrower, if requested by the Facility Agent, shall provide documentation evidencing the purchase price of the Vessel when acquired by the Borrower.

20.22	Constitutional documents

Without prejudice to Clause 20.15 (Share) the Borrower shall not allow any material amendment or variation to its constitutional documents.

20.23	Further assurance

(a)	The Borrower shall promptly, and in any event within the time period specified by the Security Agent do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Agent may specify (and in such form as the Security Agent may require in favour of the Security Agent or its nominee(s)):

(i)	to create, perfect, vest in favour of the Security Agent or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Agent, any Receiver or the Creditor Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Agent or confer on the Creditor Parties Security over any property and assets of the Borrower located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;

(iii)	to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or

(iv)	to enable or assist the Security Agent to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.

(b)	The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Creditor Parties by or pursuant to the Finance Documents.

20.24	Borrower undertakings in relation to Shareholder Loans

Until the end of the Security Period, the Borrower shall not, without first obtaining the consent in writing of the Facility Agent:

(a)	make any payment in respect of any of the Subordinated Liabilities except for Permitted Payments;

(b)	allow any person to purchase or acquire any of the Subordinated Liabilities;

(c)	allow the discharge of any of the Subordinated Liabilities by set-off (except where set-off is mandatory under any law relating to Insolvency);

(d)	create or allow to continue any Security over any of its assets for any of the Subordinated Liabilities; or

(e)	do or omit to do anything as a result of which the subordination contemplated by this Clause 20.24 may be impaired.

20.25	Permitted Payments

So long as no notice has been served by the Facility Agent pursuant to Clause 25.19 (Acceleration), the Borrower may pay and the Guarantor may receive and retain:

(a)	any payments of interest in respect of the Subordinated Liabilities under the Shareholder Loans (excluding payments of default interest); and

(b)	payments of principal in respect of the Subordinated Liabilities under the Shareholder Loans (excluding payments of principal of any of the Subordinated Liabilities if the debt has been accelerated).

21	INSURANCE UNDERTAKINGS

21.1	General

The undertakings in this Clause 21 (Insurance Undertakings) remain in force on and from the Drawdown Date and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) acting reasonably may otherwise permit.

21.2	Maintenance of obligatory insurances

The Borrower shall keep the Vessel insured at its expense against:

(a)	hull and machinery plus freight interest and hull interest and/or increased value and any other usual marine risks (including excess risks);

(b)	war risks (including the London Blocking and Trapping addendum or its equivalent);

(c)	protection and indemnity risks (including liability for oil pollution for an amount of no less than $1,000,000,000 and excess war risk P&I cover) on standard Club Rules, covered by a Protection and Indemnity association which is a member of the International Group of Protection and Indemnity Associations (or, if the International Group ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance) (including, without limitation, the proportion (if any) of any collision liability not covered under the terms of the hull cover);

(d)	freight, demurrage and defence; and

(e)	any other risks (other than loss of hire) against which the Facility Agent considers, having regard to practices and other circumstances prevailing at the relevant time that leading operators of vessels which are of similar age and type to the Vessel and/or engaged in similar trades, having consulted with the Borrower, it would be reasonable for the Borrower to insure against.

21.3	Terms of obligatory insurances

The Borrower shall effect such insurances:

(a)	in dollars;

(b)	in the case of hull and machinery and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of:

(i)	100 per cent. of the Loan; and

(ii)	the Fair Market Value of the Vessel;

(c)	in the case of protection and indemnity risks (including pollution risks for the highest amount in respect of which basic entry cover is or may become available for ships of the same type, size, age and flag as the Vessel and a freight, demurrage and defence cover) for the full value and tonnage of the Vessel;

(d)	in the case of the hull and machinery insurance, on the basis that the deductible in respect of the Vessel is not higher than the Major Casualty figure;

(e)	in the case where the Vessel is insured on a fleet policy, on the basis that each vessel insured on that fleet policy is deemed to be insured on an individual basis;

(f)	on approved terms; and

(g)	through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

21.4	Further protections for the Finance Parties

In addition to the terms set out in Clause 21.3 (Terms of obligatory insurances), the Borrower shall procure that the obligatory insurances shall:

(a)	subject always to paragraph (b), name the Borrower and the Approved Technical Manager as the only named insureds unless the interest of every other named insured is limited:

(i)	in respect of any obligatory insurances for hull and machinery and war risks;

(A)	to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii)	in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing that it shall do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b)	whenever the Facility Agent requires, name (or be amended to name) the Security Agent as additional named insured for its respective rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Agent, but without the Security Agent being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)	name the Security Agent as loss payee with such directions for payment in accordance with the loss payable clause referred to in paragraph (b) of Clause 21.6 (Copies of policies; letters of undertaking);

(d)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Agent shall be made without set off, counterclaim or deductions or condition whatsoever;

(e)	provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Agent or any other Finance Party; and

(f)	provide that the Security Agent may make proof of loss if the Borrower fails to do so.

21.5	Renewal of obligatory insurances

The Borrower shall:

(a)	at least seven days before the expiry of any obligatory insurance:

(i)	notify the Facility Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which the Borrower proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	obtain the Facility Agents’ approval to the matters referred to in sub-paragraph (i) of paragraph (a) above such approval not to be unreasonably withheld or delayed;

(b)	at least seven days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Facility Agent’s approval pursuant to paragraph (a) above; and

(c)	procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Facility Agent in writing of the terms and conditions of the renewal.

21.6	Copies of policies; letters of undertaking

The Borrower shall ensure that the Approved Brokers provide the Security Agent with:

(a)	pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and

(b)	a letter or letters of undertaking substantially in a form required by the Facility Agent (having regard to normal market practice in the relevant insurance market at the relevant time) and including undertakings by the Approved Brokers that:

(i)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 21.4 (Further protections for the Finance Parties);

(ii)	they will hold such policies, and the benefit of such insurances, to the order of:

(A)	prior to the occurrence of an Event of Default which is continuing, the Borrower; and

(B)	following the occurrence of an Event of Default which is continuing, Security Agent in accordance with such loss payable clause;

(iii)	they will advise the Security Agent immediately of any material change to the terms of the obligatory insurances;

(iv)	they will, if they have not received notice of renewal instructions from the Borrower or its agents, notify the Security Agent not less than 14 days before the expiry of the obligatory insurances;

(v)	if they receive instructions to renew the obligatory insurances, they will promptly notify the Facility Agent of the terms of the instructions; and

(vi)	they will not set off against any sum recoverable in respect of a claim relating to the Vessel under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Vessel or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts.

21.7	Copies of certificates of entry

The Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Vessel is entered provide the Security Agent with:

(a)	a certified copy or original of the certificate of entry for the Vessel;

(b)	a letter or letters of undertaking in such form as may be required by the Facility Agent (having regard to normal market practices in the relevant insurance market at the time); and

(c)	if required, a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Vessel.

21.8	Deposit of original policies

Unless the policies are only in electronic format, the Borrower shall ensure that all policies relating to obligatory insurances are deposited with the Approved Brokers through which the insurances are effected or renewed.

21.9	Payment of premiums

The Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce evidence of such payment upon the reasonable request of the Facility Agent or the Security Agent.

21.10	Guarantees

The Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

21.11	Compliance with terms of insurances

(a)	The Borrower shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.

(b)	Without limiting paragraph (a) above, the Borrower shall:

(i)	take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 21.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior approval;

(ii)	not make any changes relating to the classification or classification society or manager or operator of the Vessel approved by the underwriters of the obligatory insurances;

(iii)	make (and promptly supply copies to the Facility Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Vessel is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(iv)	not employ the Vessel, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

21.12	Alteration to terms of insurances

The Borrower shall not make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

21.13	Settlement of claims

The Borrower shall:

(a)	not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and

(b)	do all things necessary and provide all documents, evidence and information reasonably required to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

21.14	Provision of copies of communications

The Borrower shall provide the Security Agent upon its reasonable request, at the time of each such communication, with copies of all material written communications between the Borrower and:

(a)	the Approved Brokers;

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i)	the Vessel;

(ii)	the Borrower’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(iii)	any credit arrangements made between the Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

21.15	Provision of information

The Borrower shall promptly provide the Facility Agent (or any persons which it may designate) with any information which the Facility Agent (or any such designated person) reasonably requests for the purpose of:

(a)	obtaining or preparing no more than once in any calendar year (unless there is a change to the terms of the insurance cover) any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)

effecting, maintaining or renewing any such insurances as are referred to in Clause 21.16 (Mortgagee’s interest, additional perils and mortgagee’s rights insurances) or dealing with or considering any matters relating to any such insurances, and the Borrower shall, forthwith upon demand, indemnify the Facility Agent in respect of all fees and other expenses reasonably and properly incurred by or for the account of the Facility Agent in connection with any such report as is referred to in paragraph (a) above.

21.16	Mortgagee’s interest, additional perils and mortgagee’s rights insurances

(a)	Subject to the prior written approval (not to be unreasonably withheld or delayed following consultation between the Borrower and the Security Agent) of the Borrower as to the amount of any premium in relation to sub-paragraphs (i), (ii) or (iii) below the Security Agent shall be entitled from time to time to effect, maintain and renew:

(i)	a mortgagee’s interest insurance in an amount equal to 120 per cent. of the Loan;

(ii)	a mortgagee’s interest additional perils insurance in an amount equal to 120 per cent. of the Loan;

(iii)	a mortgagee’s rights insurance in an amount equal to 120 per cent. of the Loan,

and the Borrower shall upon demand fully indemnify the Finance Parties in respect of all such premiums and other expenses which are reasonably and properly incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance, provided that, if following such consultation, the Borrower (acting reasonably) is of the opinion that it is able to obtain a quotation on terms which are more competitive, it may obtain such a quotation to demonstrate this and the Security Agent shall consider such quotation and shall, acting reasonably, make a determination as to whether it shall, on its own terms, effect cover either pursuant to the quotation obtained by the Borrower or pursuant to such quotation the Security Agent may obtain.

(b)	If the Borrower withholds its approval under paragraph (a) above, it shall provide no fewer than three alternative quotes for the insurances set out in sub-paragraphs (i), (ii) and (iii) of paragraph (a) above for insurance terms acceptable to the Security Agent, and the Security Agent may select one of these alternatives and place the relevant cover itself.

22	VESSEL UNDERTAKINGS

22.1	General

The undertakings in this Clause 22 (Vessel Undertakings) remain in force on and from the Drawdown Date and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) acting reasonably may otherwise permit, such permission in the case of paragraphs (b) and (c) of Clause 22.15 (Restrictions on chartering, appointment of managers etc.) not to be unreasonably withheld or delayed, provided that the Borrower has provided reasonable prior written notice of its intended request.

22.2	Vessel’s names and registration

The Borrower shall:

(a)	keep the Vessel registered in its name under the Approved Flag from time to time at its port of registration;

(b)	not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled; and

(c)	notify the Facility Agent no later than 10 Business Days prior to any change in the name of the Vessel.

22.3	Repair and classification

The Borrower shall keep the Vessel in a good and safe condition and state of repair:

(a)	consistent with first class ship ownership and management practice; and

(b)	so as to maintain the Approved Classification free of overdue recommendations and conditions.

22.4	Classification society undertaking

The Borrower shall instruct (by sending a letter in the form set out in Schedule 8 (Classification Society Undertaking) the Approved Classification Society and procure that the Approved Classification Society undertakes with the Security Agent by entering into an undertaking in substantially the form set out in Schedule 8 (Classification Society Undertaking):

(a)	to send to the Security Agent, following receipt of a written request from the Security Agent, certified true copies of all original class records held by the Approved Classification Society in relation to the Vessel;

(b)	to allow the Security Agent (or its agents), at any time and from time to time, to inspect the original class and related records of the Borrower and the Vessel either (i) electronically (through the Approved Classification Society directly or by way of indirect access via the Borrower’s account manager and designating the Facility Agent as a user or administrator of the system under its account) or (ii) at the offices of the Approved Classification Society (or via electronic access) and to take copies of them;

(c)	to notify the Security Agent immediately in writing (at Thibaud.Olivier@dvbbank.com and techcom@dvbbank.com) if the Approved Classification Society:

(i)	receives notification from the Borrower or any person that the Vessel’s Approved Classification Society is to be changed; or

(ii)	becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Vessel’s class under the rules or terms and conditions of the Borrower or the Vessel’s membership of the Approved Classification Society;

(d)	following receipt of a written request from the Security Agent:

(i)	to confirm that the Borrower is not in default of any of its contractual obligations or liabilities to the Approved Classification Society, including confirmation that it has paid in full all fees or other charges due and payable to the Approved Classification Society; or

(ii)	to confirm that the Borrower is in default of any of its contractual obligations or liabilities to the Approved Classification Society, to specify to the Security Agent in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Approved Classification Society.

22.5	Modifications

Other than in respect of any Permitted Modifications and any modifications permitted in accordance with the Initial Time Charter and any subsequent Charter, the Borrower shall not make or permit any modification or repairs to, or replacement of, the Vessel or equipment installed on it which would or might materially adversely alter the structure, type or performance characteristics of the Vessel or materially reduce its value.

22.6	Removal and installation of parts

(a)	Subject to paragraph (b) below and other then as permitted pursuant to the Initial Time Charter and/or any subsequent Charter, the Borrower shall not remove or permit to be removed any material part of the Vessel, or any item of equipment installed on the Vessel unless:

(i)	the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;

(ii)	the replacement part or item is free from any Security in favour of any person other than the Security Agent; and

(iii)	the replacement part or item becomes, on installation on the Vessel, the property of the Borrower and subject to the security constituted by the Mortgage and the Deed of Covenant.

(b)	The Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Vessel.

22.7	Surveys

The Borrower shall submit the Vessel regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Facility Agent, provide the Facility Agent, with copies of all survey reports.

22.8	Inspection

The Borrower shall permit the Security Agent (acting through surveyors or other persons appointed by it for that purpose) to board the Vessel (a) prior to the occurrence of an Event of Default which is continuing, at all reasonable times but no more than once in any calendar year, and (b) at all times following the occurrence of an Event of Default which is continuing, to inspect its condition (including to satisfy themselves about proposed or executed repairs) and the Borrower shall afford all proper facilities for such inspections provided that no inspection shall be permitted if it will interfere with the Vessel’s trading schedule.

22.9	Prevention of and release from arrest

(a)	The Borrower shall promptly discharge:

(i)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Vessel, the Earnings or the Insurances;

(ii)	all Taxes, dues and other amounts charged in respect of the Vessel, the Earnings or the Insurances; and

(iii)	all other outgoings whatsoever in respect of the Vessel, the Earnings or the Insurances.

(b)	The Borrower shall promptly upon receiving notice of the arrest of the Vessel or of its detention in exercise or purported exercise of any lien or claim, procure its release by providing bail or otherwise as the circumstances may require.

22.10	Compliance with laws etc.

The Borrower shall, and in relation to sub-paragraph (a)(ii) below, shall require that each Approved Manager and each Charterer will:

(a)	comply, or procure compliance with all laws or regulations:

(i)	relating to the Borrower’s business generally; and

(ii)	relating to the Vessel, its ownership, employment, operation, management and registration,

including, but not limited to, the ISM Code, the ISPS Code, all Environmental Laws applicable to it and/or the Vessel and all Sanctions and the laws of the Approved Flag;

(b)	obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals applicable to it and/or the Vessel;

(c)	without limiting paragraph (a) above, not employ the Vessel nor allow its employment, operation or management in any manner contrary to any law or regulation including but not limited to the ISM Code, the ISPS Code, all Environmental Laws applicable to it and/or the Vessel and all Sanctions; and

(d)	not appoint any manager or agent to manage the Vessel unless such party undertakes to procure that any agreement entered into relating to the management, employment or operation of the Vessel contains a clause in which the counterparty undertakes to comply with all Sanctions.

22.11	ISPS Code

Without limiting paragraph (a) of Clause 22.10 (Compliance with laws etc.), the Borrower shall procure that the Vessel and the company responsible for the Vessel’s compliance with the ISPS Code comply with the ISPS Code:

(a)	maintain an ISSC for the Vessel; and

(b)	notify the Facility Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

22.12	Trading in war zones

In the event of hostilities in any part of the world (whether war is declared or not), the Borrower shall not, and shall procure that each Approved Manager and each Charterer will not, cause or permit the Vessel to enter or trade to any zone which is declared a Listed Area or High Risk Area by the Joint War Committee of Lloyds of London (as these terms are defined by that committee) or a war zone by any government or by the Vessel’s war risks insurers unless the Borrower has (at its expense) effected any special, additional or modified insurance cover which the Security Agent may require.

22.13	Provision of information

Without prejudice to Clause 18.5 (Information: miscellaneous) the Borrower shall promptly provide the Facility Agent with any information which it reasonably requests regarding:

(a)	the Vessel, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to its master and crew;

(c)	any capital expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Vessel and any payments made by it in respect of the Vessel;

(d)	any towages and salvages (other than in the case of towages in the normal course of the Vessel’s operations); and

(e)	its compliance, the Approved Manager’s compliance and the compliance of the Vessel with the ISM Code and the ISPS Code,

and, upon the Facility Agent’s request, provide copies of any current Charter relating to the Vessel, of any current guarantee of any such Charter (if any), the Vessel’s Safety Management Certificate and any relevant Document of Compliance.

22.14	Notification of certain events

The Borrower shall promptly notify the Facility Agent by email, confirmed forthwith by letter, of:

(a)	any casualty to the Vessel which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Vessel has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requisition of the Vessel for hire;

(d)	any requirement or recommendation made in relation to the Vessel by any insurer or classification society or by any competent authority which is not complied with within the period required for compliance or, if no such period, within a reasonable period;

(e)	any arrest or detention of the Vessel, any exercise or purported exercise of any lien on the Vessel or the Earnings or any requisition of the Vessel for hire which has not been lifted within three Business Days;

(f)	any intended dry docking of the Vessel;

(g)	any Environmental Claim made against the Borrower or in connection with the Vessel, or any Environmental Incident;

(h)	any claim for breach of the ISM Code or the ISPS Code being made against the Borrower, an Approved Manager or otherwise in connection with the Vessel; or

(i)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Borrower shall keep the Facility Agent advised in writing on a regular basis and in such detail as the Facility Agent shall require as to any of those events or matters.

22.15	Restrictions on chartering, appointment of managers etc.

The Borrower shall not:

(a)	let the Vessel on demise charter for any period;

(b)	enter into any time, voyage or consecutive voyage charter in respect of the Vessel other than a Permitted Charter;

(c)	change, cancel or terminate any Permitted Charter which has a duration of 13 months or more;

(d)	materially change, cancel or terminate a Management Agreement other than pursuant to paragraph (e) below;

(e)	appoint a manager of the Vessel other than an Approved Manager or agree to any alteration to the terms of an Approved Manager’s appointment other than pursuant to paragraph (d) above;

(f)	other than:

(i)	as contemplated by a Permitted Charter, provided that hire under such Permitted Charter continues to be paid during such time; or

(ii)	during such period when Clause 7.6 (Additional mandatory prepayment events) applies,

de activate or lay up the Vessel; or

(g)	put or allow any charterer to put that Vessel into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $2,000,000 (or the equivalent in any other currency) unless, only in respect of amounts exceeding US$2,000,000 (i) that person has first given to the Security Agent and in terms satisfactory to it a written undertaking not to exercise any lien on that Vessel or its Earnings for the cost of such work or for any other reason or (ii) the cost of the work to be done on that Vessel is covered by insurances and the underwriters have agreed to make payment direct to the person who is to carry out the work or (iii) the Facility Agent is otherwise satisfied that the amounts payable in respect of the cost of the work will be paid on their relevant due date for payment.

22.16	Notice of Mortgage

The Borrower shall keep the Mortgage registered against the Vessel as a valid first priority mortgage, carry on board the Vessel a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the master’s cabin of the Vessel a framed printed notice stating that the Vessel is mortgaged by the Borrower to the Security Agent.

22.17	Sharing of Earnings

The Borrower shall not enter into any agreement or arrangement for the sharing of any Earnings.

23	SECURITY COVER

23.1	Minimum required security cover

Clause 23.2 (Provision of additional security; prepayment) applies if the Facility Agent notifies the Borrower that:

(a)	the Fair Market Value of the Vessel; plus

(b)	the net realisable value of additional Security previously provided under this Clause 23.1 (Minimum required security cover),

is below:

(i)	from the period starting on and including the date of this Agreement and ending on but excluding the date falling 12 months after the date of this Agreement, 133 per cent. of the Loan;

(ii)	from the period starting on and including the date falling 12 months after the date of this Agreement and ending on but excluding the date 24 months after the date of this Agreement, 148 per cent. of the Loan; and

(iii)	thereafter, 166 per cent. of the Loan.

23.2	Provision of additional security; prepayment

(a)	If the Facility Agent serves a notice on the Borrower under Clause 23.1 (Minimum required security cover), the Borrower shall, on or before the date falling one Month after the date (the “Prepayment Date”) on which the Facility Agent’s notice is served, prepay such part of the Loan as shall eliminate the shortfall (taking into account any further repayments made pursuant to Clause 6 during the period from such notice being served until the Prepayment Date).

(b)	The Borrower may, instead of or in addition to making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security which, in the opinion of the Facility Agent acting on the instructions of the Majority Lenders:

(i)	has a net realisable value at least equal to the shortfall; and

(ii)	is documented in such terms as the Facility Agent may approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

(c)	The Borrower may at any time replace any additional security provided pursuant to this Clause 23.2 with cash security so long as it provides three Business Days’ prior written notice of its intention to do so.

23.3	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 23.2 (Provision of additional security; prepayment) and which consists of Security over a vessel shall be the Fair Market Value of the vessel concerned.

23.4	Valuations binding

Any valuation under this Clause 23 (Security Cover) shall be binding and conclusive as regards the Borrower.

23.5	Provision of information

(a)	The Borrower shall promptly provide the Facility Agent and any shipbroker acting under this Clause 23 (Security Cover) with any information which the Facility Agent or the shipbroker may reasonably request for the purposes of the valuation, save to the extent such information is not readily available to the Borrower.

(b)	If the Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Facility Agent considers prudent.

23.6	Prepayment mechanism

Any prepayment pursuant to Clause 23.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation) and shall be treated as a voluntary prepayment pursuant to Clause 7.3 (Voluntary prepayment of Loan) but ignoring any restriction as to prepayments being made on the last day of the Interest Period.

23.7	Provision of valuations

(a)	Subject to paragraph (b) below, the Facility Agent shall be entitled to test the security requirements under Clause 23.1 (Minimum required security cover) semi-annually on the dates on which the Guarantor provides to the Facility Agent its financial statements following the end of the first and third quarters of each of its financial years in accordance with paragraph (a)(ii) of Clause 18.2 (Financial statements).

(b)	Following the occurrence of an Event of Default, the Facility Agent shall at the request of the Lenders additionally be entitled to test the security cover requirement under Clause 23.1 (Minimum required security cover) by reference to a valuation in respect of the Vessel from the required number of Approved Valuers at any time and each such valuation shall be at the expense of the Borrower.

(c)	If at any relevant time no valuations are available from any of the Approved Valuers which comply with the basis required for the calculation of the Fair Market Value (as set out in that definition), the Borrower shall notify the Facility Agent who shall verify such information and if confirmed by the Facility Agent that no valuation shall be required to be delivered by the Borrower until such time as valuations from any Approved Valuer becomes available again which comply with the requirements of the definition of Fair Market Value, provided that the Borrower shall request a valuation from each Approved Valuer at intervals of no longer than one month until such time as an Approved Valuer provides a valuation compliant with the requirements as set out in the definition of Fair Market Value.

(d)	If at any time the Borrower does not comply with its obligations to provide a valuation (except in circumstances where no Approved Valuer is providing valuations to any person), the Facility Agent shall be entitled to obtain a valuation from an Approved Valuer (or two valuations if it is not satisfied with the first valuation provided) at the cost of the Borrower provided that such valuation complies with the requirements of the definition of Fair Market Value other than the requirement for such valuation to be addressed to the Obligors.

24	APPLICATION OF EARNINGS

24.1	Payment of Earnings

The Borrower shall ensure that, subject only to the provisions of the General Assignment, all the Earnings are paid in to the Earnings Account.

24.2	Application of Earnings

The Borrower shall procure that there is transferred from the Earnings Account to the Facility Agent:

(a)	on each Repayment Date, the amount of the Repayment Instalment then due on the Repayment Date; and

(b)	on the last day of each Interest Period, the amount of interest then due on that date; and

(c)	on any day on which an amount is otherwise due from the Borrower under a Finance Document, an amount necessary to meet that due amount,

and the Borrower irrevocably authorizes and instructs the Facility Agent to apply the transferred amounts in payment of the relevant Repayment Instalment, interest amount or other amount due.

25	EVENTS OF DEFAULT

25.1	General

Each of the events or circumstances set out in this Clause 25 (Events of Default) is an Event of Default except for Clause 25.19 (Acceleration) and Clause 25.20 (Enforcement of security).

25.2	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within five Business Days of its due date.

25.3	Specific obligations

(a)	A breach occurs of Clause 4.5 (Waiver of conditions precedent), Clause 20.8 (Title), Clause 20.9 (Negative pledge), Clause 20.19 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 21.2 (Maintenance of obligatory insurances), Clause 21.3 (Terms of obligatory insurances) or Clause 23 (Security Cover).

(b)	A breach occurs of Clause 19 (Financial Covenants) provided that no Event of Default shall occur if such breach is, in the reasonable opinion of the Facility Agent, capable of remedy and is remedied within 20 Business Days of the Facility Agent giving notice to the Borrower or (if earlier) any Obligor becoming aware of the breach.

(c)	A breach occurs of Clause 21.5 (Renewal of obligatory insurances) provided that no Event of Default shall occur if such breach is, in the reasonable opinion of the Facility Agent, capable of remedy and is remedied within seven Business Days of the Facility Agent giving notice to the Borrower or (if earlier) any Obligor becoming aware of the breach.

25.4	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 25.2 (Non-payment) and Clause 25.3 (Specific obligations)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the Facility Agent giving notice to the Borrower or (if earlier) any Obligor becoming aware of the failure to comply.

25.5	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

25.6	Cross default

(a)	Any Financial Indebtedness of any Obligor is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Obligor is cancelled or suspended by a creditor of any Obligor as a result of an event of default (however described).

(d)	Any creditor of any Obligor becomes entitled to declare any Financial Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 25.6 (Cross default) in respect of the Guarantor if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than US$25,000,000 (or its equivalent in any other currency).

25.7	Insolvency

(a)	An Obligor:

(i)	is unable or admits inability to pay its debts as they fall due;

(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(iii)	suspends or threatens to suspend making payments on any of its debts; or

(iv)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	A moratorium is declared in respect of any indebtedness of any Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

25.8	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Obligor;

(iii)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Obligor or any of its assets; or

(iv)	enforcement of any Security over any assets of any Obligor,

or any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious or is being contested in good faith and with due diligence (as evidenced to the satisfaction of the Facility Agent, acting reasonably) and is discharged, stayed or dismissed within 20 days of commencement.

25.9	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor and is not discharged within 14 days.

25.10	Ownership of the Borrower

The Borrower is not or ceases to be a 100% directly owned Subsidiary of the Guarantor.

25.11	Unlawfulness, invalidity and ranking

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

(b)	Any obligation of an Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable.

(c)	Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than a Finance Party) to be ineffective.

(d)	Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.

(e)	In the case of paragraphs (a) and (b) above, an Event of Default shall only occur if the relevant Obligor has not, with the consent of the Facility Agent acting reasonably, remedied such event by redomiciling or moving to another jurisdiction acceptable to the Facility Agent within 20 Business Days (or such other period as may be agreed between the Facility Agent and the Obligors) from the date on which the applicable illegality event occurred.

25.12	Security imperilled

Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.

25.13	Cessation of business

Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

25.14	Expropriation

The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or any of its assets.

25.15	Repudiation and rescission of agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Transaction Document to which it is a party or any of the Transaction Security or evidences an intention to rescind or repudiate a Transaction Document to which it is a party or any Transaction Security.

25.16	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to any of the Transaction Documents or the transactions contemplated in any of the Transaction Documents or against any member of the Group or its assets which is expected to be, or likely to be adversely determined and, if adversely determined, would have or is likely to have a Material Adverse Effect and, in respect of members of the Group other than the Obligors, are for an aggregate amount of more than US$2,000,000.

25.17	Material adverse change

Any event or circumstance occurs which has or is likely to have a Material Adverse Effect.

25.18	Requisition

Any Requisition which continues for a period exceeding 60 days.

25.19	Acceleration

On and at any time after the occurrence of an Event of Default the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(a)	cancel the Total Commitments, whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or

(c)	declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent acting on the instructions of the Majority Lenders,

and the Facility Agent may serve notices under paragraphs (a), (b) and (c) above simultaneously or on different dates and the Security Agent may take any action referred to in Clause 25.20 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

25.20	Enforcement of security

On and at any time after the occurrence of an Event of Default which is continuing the Security Agent may, and shall if so directed by the Majority Lenders, take any action which, as a result of the Event of Default or any notice served under Clause 25.19 (Acceleration), the Security Agent is entitled to take under any Finance Document or any applicable law or regulation.

SECTION 9

CHANGES TO PARTIES

26	CHANGES TO THE LENDERS

26.1	Assignments and transfers by the Lenders

Subject to the granting by the Borrower of its prior written consent (not to be unreasonably withheld or delayed) and this Clause 26 (Changes to the Lenders), a Lender (the “Existing Lender”) may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”) provided that any such transfer or assignment shall be at no cost to any Obligor and that any such transfer or assignment shall not result in or give rise to any payment by an Obligor under Clauses 12 (Tax Gross Up and Indemnities), 13 (Increased Costs), 14 (Other Indemnities) or 15 (Costs and Expenses).

26.2	Conditions of assignment or transfer

(a)	The consent of the Borrower (or any other Obligor) is not required for an assignment or transfer by an Existing Lender:

(i)	to another Lender or an Affiliate of a Lender; or

(ii)	made at a time when an Event of Default is continuing,

if such transfer shall not result in or give rise to any payment by an Obligor under Clauses 12 (Tax Gross Up and Indemnities), 13 (Increased Costs), 14 (Other Indemnities) or 15 (Costs and Expenses).

(b)	An assignment will only be effective on:

(i)	receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Creditor Parties as it would have been under if it were an Original Lender; and

(ii)	performance by the Facility Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 26.5 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax Gross Up and Indemnities) or under that clause as incorporated by reference or in full in any other Finance Document or Clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(e)	Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

26.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of $3,000.

26.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties and the Creditor Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document or the Transaction Security; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities throughout the Security Period.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 26 (Changes to the Lenders); or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

26.5	Procedure for transfer

(a)	Subject to the conditions set out in 26.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with this Agreement, execute that Transfer Certificate.

(b)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	Subject to Clause 26.9 (Pro rata interest settlement), on the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)	the Facility Agent, the Security Agent, the Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent, the Mandated Lead Arranger and the Existing Lenders shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

26.6	Procedure for assignment

(a)	Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	Subject to Clause 26.9 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 26.6 (Procedure for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 26.5 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 26.2 (Conditions of assignment or transfer).

26.7	Copy of Transfer Certificate or Assignment Agreement to Borrower

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrower a copy of that Transfer Certificate or Assignment Agreement.

26.8	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 26 (Changes to the Lenders), each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

26.9	Pro rata interest settlement

If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a “pro rata basis” to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 26.5 (Procedure for transfer) or any assignment pursuant to Clause 26.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(a)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (“Accrued Amounts”) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(b)	The rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(i)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(ii)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 26.9 (Pro rata interest settlement), have been payable to it on that date, but after deduction of the Accrued Amounts.

(c)	In this Clause 26.9 (Pro rata interest settlement) references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

27	CHANGES TO THE OBLIGORS

27.1	Assignment or transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the prior written consent of the Lenders.

27.2	Release of security

(a)	If a disposal of any asset subject to security created by a Security Document is made in the following circumstances:

(i)	the disposal is permitted by the terms of any Finance Document;

(ii)	all the Lenders agree to the disposal;

(iii)	the disposal is being made at the request of the Security Agent in circumstances where any security created by the Security Documents has become enforceable; or

(iv)	the disposal is being effected by enforcement of a Security Document,

the Security Agent may release the asset(s) being disposed of from any security over those assets created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)	If the Security Agent is satisfied that a release is allowed under this Clause 27.2 (Release of security) (at the request and expense of the Borrower) each Finance Party must enter into any document and do all such other things which are reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Agent to enter into any such document. Any release will not affect the obligations of any other Obligor under the Finance Documents.

SECTION 10

THE FINANCE PARTIES

28	THE FACILITY AGENT AND THE MANDATED LEAD ARRANGER

28.1	Appointment of the Facility Agent

(a)	Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each other Finance Party authorises the Facility Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

28.2	Instructions

(a)	The Facility Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties).

(b)	The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Facility Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Facility Agent’s own position in its personal capacity as opposed to its role of Facility Agent for the relevant Finance Parties.

(e)	If giving effect to instructions given by the Majority Lenders would in the Facility Agent’s opinion have an effect equivalent to an amendment or waiver referred to in Clause 40 (Amendments and Waivers), the Facility Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Facility Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where it has not received any instructions as to the exercise of that discretion the Facility Agent shall do so having regard to the interests of all the Finance Parties.

(g)	The Facility Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the remainder of this Clause 28.2 (Instructions), in the absence of instructions, the Facility Agent shall not be obliged to take any action (or refrain from taking action) even if it considers acting or not acting to be in the best interests of the Finance Parties. The Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Finance Parties.

(i)	The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

28.3	Duties of the Facility Agent

(a)	The Facility Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(c)	Without prejudice to Clause 26.7 (Copy of Transfer Certificate or Assignment Agreement to Borrower), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(d)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	If the Facility Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Mandated Lead Arranger or the Security Agent) under this Agreement, it shall promptly notify the other Finance Parties.

(g)

The Facility Agent shall provide to the Borrower within 5 Business Days of a request by the Borrower (but no more frequently than once per calendar month), a list (which may be in electronic form) setting out the names of the Lenders as at the date of that request, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Facility Agent to that Lender under the Finance Documents.

(h)	The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

28.4	Role of the Mandated Lead Arranger

Except as specifically provided in the Finance Documents, the Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

28.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Facility Agent or the Mandated Lead Arranger as a trustee or fiduciary of any other person.

(b)	Neither the Facility Agent nor the Mandated Lead Arranger shall be bound to account to other Finance Party for any sum or the profit element of any sum received by it for its own account.

28.6	Application of receipts

Except as expressly stated to the contrary in any Finance Document, any moneys which the Facility Agent receives or recovers in its capacity as Facility Agent shall be applied by the Facility Agent in accordance with Clause 32.5 (Application of receipts; partial payments).

28.7	Business with the Group

The Facility Agent and the Mandated Lead Arranger may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

28.8	Rights and discretions

(a)	The Facility Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.2 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by the Borrower (other than a Utilisation Request or a Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e)	The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Facility Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Facility Agent’s gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

(h)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Mandated Lead Arranger is obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	The Facility Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Facility Agent by any Lender or the identity of any such Lender for the purpose of sub-paragraph (ii) of paragraph (a) of Clause 10.2 (Market disruption).

(j)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

28.9	Responsibility for documentation

Neither the Facility Agent nor the Mandated Lead Arranger is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Mandated Lead Arranger, an Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party or Creditor Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

28.10	No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

28.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to paragraph (e) of Clause 32.11 (Disruption to Payment Systems etc.) or any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party other than the Facility Agent may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Facility Agent may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent or the Mandated Lead Arranger to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Facility Agent and the Mandated Lead Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Mandated Lead Arranger.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent’s liability, any liability of the Facility Agent arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

28.12	Lenders’ indemnity to the Facility Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 32.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

28.13	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates acting through an office as successor by giving notice to the other Finance Parties and the Borrower.

(b)	Alternatively, the Facility Agent may resign by giving 30 days’ notice to the other Finance Parties and the Borrower, in which case the Majority Lenders may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Facility Agent may appoint a successor Facility Agent.

(d)	If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 28 (The Facility Agent and the Mandated Lead Arranger) and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Facility Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Borrower shall, within three Business Days of demand, reimburse the retiring Facility Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Facility Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 14.4 (Indemnity to the Facility Agent) and this Clause 28 (The Facility Agent and the Mandated Lead Arranger) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Facility Agent. Any fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)	The Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (e) above shall be for the account of the Borrower.

(i)	The consent of the Borrower (or any other Obligor) is not required for an assignment or transfer of rights and/or obligations by the Facility Agent.

(j)	The Facility Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i)	the Facility Agent fails to respond to a request under Clause 12.7 (FATCA Information) and a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Facility Agent pursuant to Clause 12.7 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facility Agent notifies the Borrower and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

28.14	Confidentiality

(a)	In acting as Facility Agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Facility Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Facility Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

28.15	Relationship with the other Finance Parties

(a)	Subject to Clause 26.9 (Pro rata interest settlement), the Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Each Finance Party shall supply the Facility Agent with any information that the Security Agent may reasonably specify (through the Facility Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Finance Party shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent.

(c)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 34.5 (Electronic communication) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 34.2 (Addresses) and sub-paragraph (ii) of paragraph (a) of Clause 34.5 (Electronic communication) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

28.16	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Facility Agent and the Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)	the financial condition, status and nature of each Obligor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

28.17	Reference Banks

The Facility Agent shall (if so instructed by the Majority Lenders and in consultation with the Borrower) replace a Reference Bank with another bank or financial institution.

28.18	Facility Agent’s management time

Any amount payable to the Facility Agent under Clause 14.4 (Indemnity to the Facility Agent), Clause 15 (Costs and Expenses) and Clause 28.12 (Lenders’ indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrower and the other Finance Parties, and is in addition to any fee paid or payable to the Facility Agent under Clause 11 (Fees).

28.19	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.20	Reliance and engagement letters

Each Creditor Party confirms that each of the Mandated Lead Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Mandated Lead Arranger or the Facility Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

28.21	Full freedom to enter into transactions

Without prejudice to Clause 28.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Facility Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to the Borrower or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Facility Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

29	THE SECURITY AGENT

29.1	Trust

(a)	The Security Agent declares that it holds the Security Property on trust for the Creditor Parties on the terms contained in this Agreement and shall deal with the Security Property in accordance with this Clause 29 (The Security Agent) and the other provisions of the Finance Documents.

(b)	Each other Finance Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

29.2	Parallel Debt (Covenant to pay the Security Agent)

(a)	The Borrower irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.

(b)	The Parallel Debt of the Borrower:

(i)	shall become due and payable at the same time as its Corresponding Debt;

(ii)	is independent and separate from, and without prejudice to, its Corresponding Debt.

(c)	For purposes of this Clause 29.2 (Parallel Debt (Covenant to pay the Security Agent), the Security Agent:

(i)	is the independent and separate creditor of each Parallel Debt;

(ii)	acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and

(iii)	shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

(d)	The Parallel Debt of the Borrower shall be:

(i)	decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and

(ii)	increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of the Borrower shall be:

(A)	decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged; and

(B)	increased to the extent that its Parallel Debt has increased,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(e)	All amounts received or recovered by the Security Agent in connection with this Clause 29.2 (Parallel Debt (Covenant to pay the Security Agent)) to the extent permitted by applicable law, shall be applied in accordance with Clause 32.5 (Application of receipts; partial payments).

(f)	This Clause 29.2 (Parallel Debt (Covenant to pay the Security Agent)) shall apply, with any necessary modifications, to each Finance Document.

29.3	Enforcement through Security Agent only

The Creditor Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

29.4	Instructions

(a)	The Security Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Facility Agent acting on the instructions of:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties).

(b)	The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Facility Agent acting on the instructions of the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Facility Agent acting on the instructions of the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the relevant Creditor Parties.

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 29.28 (Deductions from receipts); and

(B)	Clause 29.29 (Prospective liabilities).

(e)	If giving effect to instructions given by the Facility Agent acting on the instructions of the Majority Lenders would in the Security Agent’s opinion have an effect equivalent to an amendment or waiver referred to in Clause 40 (Amendments and Waivers), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to sub-paragraph (iv) of paragraph (d) above,

the Security Agent shall do so having regard to the interests of all the Creditor Parties.

(g)	The Security Agent may refrain from acting in accordance with any instructions of the Facility Agent acting on the instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the remainder of this Clause 29.4 (Instructions), in the absence of instructions, the Security Agent may (but shall not be obliged to) take such action in the exercise of its powers and duties under the Finance Documents as it considers in its discretion to be appropriate.

(i)	The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

29.5	Duties of the Security Agent

(a)	The Security Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	The Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)	Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

29.6	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Security Agent as an agent, trustee or fiduciary of any Obligor.

(b)	The Security Agent shall not be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account.

29.7	Business with the Group

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

29.8	Rights and discretions

(a)	The Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Facility Agent acting on the instructions of the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as security agent for the Creditor Parties) that:

(i)	no Default has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by the Borrower (other than a Utilisation Request or a Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Facility Agent or the Lenders) if the Security Agent in its reasonable opinion deems this to be desirable.

(e)	The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent’s gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security agent under the Finance Documents.

(h)	Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

29.9	Responsibility for documentation

The Security Agent is not responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Mandated Lead Arranger, an Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Creditor Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

29.10	No duty to monitor

The Security Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

29.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate), none of the Security Agent nor any Receiver or Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising ,any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)

No Party other than the Security Agent, that Receiver or that Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a

Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Security Agent if the Security Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Security Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Security Agent to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.

29.12	Lenders’ indemnity to the Security Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Finance Documents (unless the Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.

29.13	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its Affiliates acting through an office as successor by giving notice to the other Finance Parties and the Borrower.

(b)	Alternatively, the Security Agent may resign by giving 30 days’ notice to the other Finance Parties and the Borrower, in which case the Majority Lenders may appoint a successor Security Agent.

(c)	If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent may appoint a successor Security Agent.

(d)	The retiring Security Agent shall make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrower shall, within three Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)	The Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer, by way of a document expressed as a deed, of all the Security Property to that successor.

(f)	Upon the appointment of a successor, the retiring Security Agent shall be discharged, by way of a document executed as a deed, from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 29.24 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit Clause 14.5 (Indemnity to the Security Agent) and this Clause 29 (The Security Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Security Agent. Any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrower.

(h)	The consent of the Borrower (or any other Obligor) is not required for an assignment or transfer of rights and/or obligations by the Security Agent.

29.14	Confidentiality

(a)	In acting as Security Agent for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Security Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Security Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

29.15	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)	the financial condition, status and nature of each Obligor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

29.16	Security Agent’s management time

(a)	Any amount payable to the Security Agent under Clause 14.5 (Indemnity to the Security Agent), Clause 15 (Costs and Expenses) and Clause 29.12 (Lenders’ indemnity to the Security Agent) shall include the cost of utilising the Security Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Borrower and the other Finance Parties, and is in addition to any fee paid or payable to the Security Agent under Clause 11 (Fees).

(b)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default;

(ii)	the Security Agent being requested by an Obligor or the Facility Agent acting on the instructions of the Majority Lenders to undertake duties which the Security Agent and the Borrower agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

(iii)	the Security Agent and the Borrower agreeing that it is otherwise appropriate in the circumstances,

the Borrower shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c)	If the Security Agent and the Borrower fail to agree upon the nature of the duties, or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Borrower or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrower) and the determination of any investment bank shall be final and binding upon the Parties.

29.17	Reliance and engagement letters

Each Creditor Party confirms that the Security Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Security Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

29.18	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the Security Assets;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)	take, or to require any Obligor to take, any step to perfect its title to any of the Security Assets or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Security Document.

29.19	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Security Assets;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Facility Agent acting on the instructions of the Majority Lenders request it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.

29.20	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

29.21	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Creditor Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of any such delegate or sub delegate.

(d)	The Security Agent shall notify the Obligors of the appointment of any Delegate.

29.22	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Creditor Parties; or

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrower and the Finance Parties of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

29.23	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Obligor may have to any of the Security Assets and shall not be liable for or bound to require any Obligor to remedy any defect in its right or title.

29.24	Winding up of trust

If the Security Agent, with the approval of the Facility Agent determines that:

(a)	all of the Secured Liabilities and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Creditor Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Finance Documents,

then

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to Clause 29.13 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

29.25	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

29.26	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement and the other Finance Documents. Where there are any inconsistencies between (i) the Trustee Acts 1925 and 2000 and (ii) the provisions of this Agreement and any other Finance Document, the provisions of this Agreement and any other Finance Document shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and any other Finance Document shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

29.27	Application of receipts

(a)	Except as expressly stated to the contrary in any Finance Document, any moneys which the Security Agent receives or recovers and which are, or are attributable to, Security Property (for the purposes of this Clause 29 (The Security Agent), the “Recoveries”) shall be transferred to the Facility Agent for application in accordance with Clause 32.5 (Application of receipts; partial payments).

(b)	Paragraph (a) above is without prejudice to the rights of the Security Agent, each Receiver and each Delegate:

(i)	under Clause 14.5 (Indemnity to the Security Agent) or any other indemnity in favour of the Security Agent under the Finance Documents to be indemnified out of the Security Assets; and

(ii)	under any Finance Document to credit any moneys received or recovered by it to any suspense account.

(c)	Any transfer by the Security Agent to the Facility Agent in accordance with paragraph (a) above shall be a good discharge, to the extent of that payment, by the Security Agent.

(d)	The Security Agent is under no obligation to make the payments to the Facility Agent under paragraph (a) of this Clause 29.27 (Application of receipts) in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.

29.28	Deductions from receipts

(a)	Before transferring any moneys to the Facility Agent under Clause 29.27 (Application of receipts), the Security Agent may, in its discretion:

(i)	deduct any sum then due and payable under this Agreement or any other Finance Documents to the Security Agent or any Receiver or Delegate and retain that sum for itself or, as the case may require, pay it to another person to whom it is then due and payable;

(ii)	set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and

(iii)	pay all Taxes which may be assessed against it in respect of any of the Security Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

(b)	For the purposes of sub-paragraph (i) of paragraph (a) above, if the Security Agent has become entitled to require a sum to be paid to it on demand, that sum shall be treated as due and payable, even if no demand has yet been served.

29.29	Prospective liabilities

Following enforcement of any of the Transaction Security, the Security Agent may, in its discretion, or at the request of the Facility Agent, hold any Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) for later payment to the Facility Agent for application in accordance with Clause 32.5 (Application of receipts; partial payments) in respect of:

(a)	any sum to the Security Agent, any Receiver or any Delegate; and

(b)	any part of the Secured Liabilities,

that the Security Agent or, in the case of paragraph (b) only, the Facility Agent, reasonably considers, in each case, might become due or owing at any time in the future.

29.30	Investment of proceeds

Prior to the payment of the proceeds of the Recoveries to the Facility Agent for application in accordance with Clause 32.5 (Application of receipts; partial payments) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the payment from time to time of those moneys in the Security Agent’s discretion in accordance with the provisions of this Clause 29.30 (Investment of proceeds).

29.31	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Liabilities the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at a market rate of exchange.

(b)	The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

29.32	Good discharge

Any payment to be made in respect of the Secured Liabilities by the Security Agent may be made to the Facility Agent on behalf of the Creditor Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

29.33	Full freedom to enter into transactions

Without prejudice to Clause 29.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Security Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to the Borrower or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Security Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

30	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

31	SHARING AMONG THE FINANCE PARTIES

31.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 32 (Payment Mechanics) (a “Recovered Amount”) and applies that amount to a payment due to it under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 32 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 32.5 (Application of receipts; partial payments).

31.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it among the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 32.5 (Application of receipts; partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

31.3	Recovering Finance Party’s rights

On a distribution by the Facility Agent under Clause 31.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

31.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(b)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

31.5	Exceptions

(a)	This Clause 31 (Sharing among the Finance Parties) shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11

ADMINISTRATION

32	PAYMENT MECHANICS

32.1	Payments to the Facility Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make an amount equal to such payment available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies.

32.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 32.3 (Distributions to an Obligor) and Clause 32.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days’ notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London), as specified by that Party or, in the case of the Advance, to such account of such person as may be specified by the Borrower in the Drawdown Request.

32.3	Distributions to an Obligor

The Facility Agent may (with the consent of the Obligor or in accordance with Clause 33 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

32.4	Clawback and pre-funding

(a)	Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	Unless paragraph (c) below applies, if the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

(c)	If the Facility Agent has notified the Lenders that it is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders then if and to the extent that the Facility Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrower:

(i)	the Facility Agent shall notify the Borrower of the Lender’s identity and the Borrower shall on demand refund it to the Facility Agent; and

(ii)	the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower shall on demand pay to the Facility Agent the amount (as certified by the Facility Agent) which will indemnify the Facility Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

32.5	Application of receipts; partial payments

(a)	Subject to paragraph (b) below and except as any Finance Document may otherwise provide, any payment that is received or recovered by any Finance Party under, in connection with, or pursuant to any Finance Document shall be paid to the Facility Agent which shall apply the same in the following order:

(i)	first, in or towards payment of any amounts then due and payable under any of the Finance Documents;

(ii)	secondly, following the occurrence of an Event of Default which is continuing and the exercise by any Creditor Party of its rights under the Finance Documents, in retention by the Security Agent of an amount equal to any amount not then payable under any Finance Document but which the Facility Agent, by notice to the Borrower and the other Finance Parties, states in its reasonable opinion will become payable in the forthcoming three months and, upon those amounts becoming due and payable, in or towards satisfaction of them; and

(iii)	thirdly, any surplus shall be paid to the Borrower or to any other person who appears to be entitled to it.

(b)	If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent, any Receiver and any Delegate under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest or commission due to any Finance Party but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due to any Finance Party but unpaid under the Finance Documents.

(c)	The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in sub-paragraphs (ii) to (iv) of paragraph (b) above.

(d)	Paragraphs (a), (b) and (c) above will override any appropriation made by an Obligor.

32.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

32.7	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

32.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

32.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrower); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

32.10	Currency Conversion

(a)	For the purpose of, or pending any payment to be made by any Servicing Party under any Finance Document, such Servicing Party may convert any moneys received or recovered by it from one currency to another, at a market rate of exchange.

(b)	The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

32.11	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:

(a)	the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)	the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Facility Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 40 (Amendments and Waivers);

(e)	the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 32.11 (Disruption to Payment Systems etc.); and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

33	SET-OFF

Following an Event of Default which is continuing, a Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

34	NOTICES

34.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

34.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a)	in the case of the Borrower, that specified in Schedule 1 (The Parties);

(b)	in the case of each Lender or any other Obligor, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Facility Agent on or before the date on which it becomes a Party;

(c)	in the case of the Facility Agent, that specified in Schedule 1 (The Parties); and

(d)	in the case of the Security Agent, that specified in Schedule 1 (The Parties),

or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days’ notice.

34.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 34.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to a Servicing Party will be effective only when actually received by that Servicing Party and then only if it is expressly marked for the attention of the department or officer of that Servicing Party specified in Schedule 1 (The Parties) (or any substitute department or officer as that Servicing Party shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Facility Agent unless otherwise specified in any Finance Document.

(d)	Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

34.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 34.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

34.5	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means, to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any electronic communication made between those two Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

34.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Facility Agent, accompanied by a certified English translation prepared by a translator approved by the Facility Agent and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

35	CALCULATIONS AND CERTIFICATES

35.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

35.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

35.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

36	PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

37	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Creditor Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of a Creditor Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

38	SETTLEMENT OR DISCHARGE CONDITIONAL

Any settlement or discharge under any Finance Document between any Finance Party and any Obligor shall be conditional upon no security or payment to any Finance Party by any Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

39	IRREVOCABLE PAYMENT

If the Facility Agent considers that an amount paid or discharged by, or on behalf of, an Obligor or by any other person in purported payment or discharge of an obligation of that Obligor to a Finance Party under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

40	AMENDMENTS AND WAIVERS

40.1	Required consents

(a)	Subject to Clause 40.2 (All Lender matters) and Clause 40.3 (Other exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and, in the case of an amendment, the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 40 (Amendments and Waivers).

(c)	Without prejudice to the generality of Clause 28.8 (Rights and discretions), the Facility Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

40.2	All Lender matters

An amendment of or waiver or consent in relation to any term of any Finance Document that has the effect of changing or which relates to:

(a)	the definition of “Majority Lenders” in Clause 1.1 (Definitions);

(b)	a postponement to or extension of the date of payment of any amount under the Finance Documents (other than in relation to Clause 7.3 (Voluntary prepayment of Loan) in respect of a prepayment made pursuant to Clause 23.2 (Provision of additional security; prepayment) or Clause 7.4 (Mandatory prepayment on sale or Total Loss) or in relation to the repayment of the Reserve Amount pursuant to Clause 6.2 (Additional repayments and reborrowing of Reserve Amount);

(c)	a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(d)	a change in currency of payment of any amount under the Finance Documents;

(e)	an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(f)	a change to any Obligor;

(g)	any provision which expressly requires the consent of all the Lenders;

(h)	this Clause 40 (Amendments and Waivers);

(i)	any change to Clause 2 (The Facility), Clause 3 (Purpose), Clause 5 (Drawdown), Clause 8 (Interest), paragraph (a) of Clause 23.7 (Provision of valuations), Clause 24 (Application of Earnings), Clause 26 (Changes to the Lenders), Clause 43 (Governing Law) or Clause 44 (Enforcement);

(j)	any release of, or material variation to, any Transaction Security, guarantee, indemnity or subordination arrangement set out in a Finance Document (except in the case of a release of Transaction Security as it relates to the disposal of an asset which is the subject of the Transaction Security and where such disposal is expressly permitted by the Majority Lenders or otherwise under a Finance Document);

(k)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(i)	the guarantee and indemnity granted under Clause 16 (Guarantee and Indemnity);

(ii)	the Security Assets; or

(iii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of sub-paragraphs (ii) and (iii) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document); or

(l)	the release of the guarantee and indemnity granted under Clause 16 (Guarantee and Indemnity) or of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security unless where such sale or disposal is expressly permitted under this Agreement or any other Finance Document, shall not be made, or given, without the prior consent of all the Lenders.

40.3	Other exceptions

(a)	An amendment or waiver which relates to the rights or obligations of a Servicing Party or the Mandated Lead Arranger (each in their capacity as such) may not be effected without the consent of that Servicing Party or, as the case may be, the Mandated Lead Arranger.

(b)	The Borrower and the Facility Agent, the Mandated Lead Arranger or the Security Agent, as applicable, may amend or waive a term of a Fee Letter to which they are party.

41	CONFIDENTIALITY

41.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 41.2 (Disclosure of Confidential Information) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

41.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)	to any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent or Security Agent and, in each case, to any of that person’s Affiliates, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction including a securitisation under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Representatives and professional advisers;

(iii)	appointed by any Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (b) of Clause 28.15 (Relationship with the other Finance Parties);

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation including any applicable data protection laws;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 26.8 (Security over Lenders’ rights);

(viii)	who is a Party or a member of the Group;

(ix)	as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(x)	with the consent of the Borrower;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)	to any person appointed by that Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party; and

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors.

41.3	Entire agreement

This Clause 41 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

41.4	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

41.5	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 41.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 41 (Confidentiality).

41.6	Continuing obligations

The obligations in this Clause 41 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 24 months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

42	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 12

GOVERNING LAW AND ENFORCEMENT

43	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

44	ENFORCEMENT

44.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Obligors accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.

(c)	This Clause 44.1 (Jurisdiction) is for the benefit of the Creditor Parties only. As a result, no Creditor Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Creditor Parties may take concurrent proceedings in any number of jurisdictions.

44.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints Global Ship Lease Services Limited acting through its office currently at Portland House, Stag Place, London SW1E 5RS, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of all the Obligors) must reasonably promptly (and in any event within 15 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

PART A

THE OBLIGORS

Name of Borrower	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

Global Ship Lease 20 Limited	Hong Kong	2146620	703 Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Name of Guarantor	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

Global Ship Lease, Inc	Marshall Islands	28891	c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom

PART B

THE ORIGINAL LENDERS

Name of Original Lender	Commitment	Address for Communication

DVB Bank SE	US$35,000,000	Platz der Republik 6, 60325, Frankfurt/Main, Germany

PART C

THE SERVICING PARTIES

Name of Facility Agent	Address for Communication

DVB Bank SE	Platz der Republik 6, 60325, Frankfurt/Main, Germany

Name of Security Agent	Address for Communication

DVB Bank SE	Platz der Republik 6, 60325, Frankfurt/Main, Germany

SCHEDULE 2

CONDITIONS PRECEDENT AND SUBSEQUENT

PART A

CONDITIONS PRECEDENT TO INITIAL DRAWDOWN REQUEST

1	Obligors

1.1	A copy of the constitutional documents of each Obligor.

1.2	A copy of a resolution of the board of directors of each Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, the Drawdown Request and each Selection Notice) to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party.

1.3	An original of the power of attorney of any Obligor authorising a specified person or persons to execute the Finance Documents to which it is a party.

1.4	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.2 above.

1.5	A copy of a resolution signed by the Guarantor as the holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Borrower is a party.

1.6	A certificate of each Obligor (signed by an authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on that Obligor to be exceeded.

1.7	A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in this Part A of Schedule 2 (Conditions Precedent and Subsequent) is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

1.8	Evidence of the shareholding structure of the Borrower.

2	Initial Time Charter

2.1	A copy of the Initial Time Charter and of all written amendments thereto.

3	Vessel

3.1	A drydock summary report in respect of the Vessel dated January 2015.

4	Finance Documents

4.1	A duly executed original of any Finance Document not otherwise referred to in this Schedule 2 (Conditions Precedent and Subsequent).

4.2	A duly executed original of any other document required to be delivered by each Finance Document if not otherwise referred to in this Schedule 2 (Conditions Precedent and Subsequent).

5	Legal opinions

5.1	A draft legal opinion of Watson Farley and Williams LLP, legal advisers to the Mandated Lead Arranger, the Facility Agent and the Security Agent in England in agreed form.

5.2	If an Obligor is incorporated in a jurisdiction other than England and Wales, a draft legal opinion of the legal advisers to the Mandated Lead Arranger, the Facility Agent and the Security Agent in the relevant jurisdiction in agreed form.

6	Other documents and evidence

6.1	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

6.2	The Original Financial Statements of the Guarantor.

6.3	The original of the Loan Administration Form.

6.4	Such evidence as the Facility Agent may require for the Finance Parties to be able to satisfy each of their “know your customer” or similar identification procedures in relation to the transactions contemplated by the Finance Documents.

PART B

CONDITIONS PRECEDENT TO DISBURSEMENT

1	Obligors

A certificate of an authorised signatory of the relevant Obligor certifying that each corporate and copy document provided by it under Part A of Schedule 2 (Conditions Precedent and Subsequent) remains correct, complete and in full force and effect as at the Drawdown Date.

2	Borrower

A certificate of an authorised signatory of the Borrower certifying that each copy document required for the purposes of the issuance of the legal opinions set out in paragraph (4) below which it is required to provide under this Schedule 2 (Conditions Precedent and Subsequent) is correct, complete and in full force and effect as at the Drawdown Date.

3	Vessel and other security

3.1	A duly executed but undated original of the Mortgage, the Deed of Covenant and General Assignment and of each document to be delivered under or pursuant to each of them together with instructions for the Facility Agent or its lawyers to date such documents.

3.2	The Commercial Management Agreement (if any) and the Technical Management Agreement, both on terms acceptable to the Facility Agent acting with the authorisation of all of the Lenders, together with:

(a)	a Manager’s Undertaking for the Approved Technical Manager and the Approved Commercial Manager (if not the Borrower).

(b)	copies of the Approved Technical Manager’s Document of Compliance.

3.3	A valuation of the Vessel (determined on the basis set out in the definition of Fair Market Value), addressed to the Borrower (an to be provided together with an express statement that the valuation can be disclosed to and relied upon by the Facility Agent (whether such statement is contained in the valuation or in a separate written confirmation including by email) and dated no earlier than 30 days before the Drawdown Date and no later than one week before the Drawdown Date unless otherwise agreed by the Facility Agent from an Approved Valuer and showing the Fair Market Value for the Vessel).

3.4	Confirmation from the Facility Agent’s insurance team that it is satisfied that the Vessel will be insured in accordance with the provisions of this Agreement.

4	Legal opinions

Draft agreed form legal opinions of the legal advisers to the Mandated Lead Arranger, the Facility Agent and the Security Agent in the jurisdiction of the Approved Flag of the Vessel, and the Marshall Islands and such other relevant jurisdictions as the Facility Agent may require.

5	Other documents and evidence

5.1	Evidence that any process agent referred to in Clause 44.2 (Service of process), if not an Obligor, has accepted its appointment.

5.2	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Fees) and Clause 15 (Costs and Expenses) have been paid or will be paid by the Drawdown Date.

6	Vessel and other security

6.1	Documentary evidence that the Mortgage has been duly recorded as a valid first priority ship mortgage in accordance with the laws of the jurisdiction of the Approved Flag.

6.2	Documentary evidence that the Vessel:

(a)	is definitively and permanently registered in the name of the Borrower under the Approved Flag;

(b)	is in the absolute and unencumbered ownership of the Borrower save as contemplated by the Finance Documents;

(c)	maintains the Approved Classification with the Approved Classification Society free of all overdue recommendations and conditions of the Approved Classification Society; and

(d)	is insured in accordance with the provisions of this Agreement and all requirements in this Agreement in respect of insurances have been complied with.

6.3	Copies of the Vessel’s Safety Management Certificate (together with any other details of the applicable Safety Management System which the Facility Agent requires) and of any other documents required under the ISM Code and the ISPS Code in relation to the Vessel including without limitation an ISSC.

PART C

CONDITIONS SUBSEQUENT

1	Legal opinions

Executed legal opinions in agreed form of the legal advisers to the Mandated Lead Arranger, the Facility Agent and the Security Agent in the jurisdiction of the Approved Flag of the Vessel, England, the Marshall Islands and such other relevant jurisdictions as the Facility Agent may require.

2	Vessel and other security

2.1	Evidence that the Security Documents have been duly registered or recorded in such jurisdictions as the Facility Agent may require and that all notices of assignment required under or in connection with the relevant Security Documents have been served.

2.2	A duly executed original of a Letter of Undertaking from the Approved Brokers in a form acceptable to the Facility Agent.

2.3	A duly executed original of a Letter of Undertaking from any protection and indemnity club or war risks association through or with whom any obligatory insurances are placed or effected in a form acceptable to the Facility Agent.

2.4	A duly executed original of a Letter of Undertaking from the Approved Classification Society in a form acceptable to the Facility Agent.

SCHEDULE 3

REQUESTS

PART A

DRAWDOWN REQUEST

From:	Global Ship Lease 20 Limited

To:	DVB Bank SE

Dated: [●]

Dear Sirs

Global Ship Lease 20 Limited – US$35,000,000 Facility Agreement dated [●] 2015 (the “Agreement”)

1	We refer to the Agreement. This is a Drawdown Request. Terms defined in the Agreement have the same meaning in this Drawdown Request unless given a different meaning in this Drawdown Request.

2	We wish to borrow the Advance on the following terms:

Proposed Drawdown Date:	[●] (or, if that is not a Business Day, the next Business Day)

Amount:	[●] or, if less, the Available Facility

Interest Period:	[●]

3	We confirm that each condition specified in Clause 4.1 (Conditions precedent) and paragraph (a) of Clause 4.2 (Conditions precedent to ) is satisfied on the date of this Drawdown Request.

4	The proceeds of this Advance should be credited to:

account number: [●]

name and SWIFT of account bank: [●]

name and SWIFT of US correspondent bank: [●]

5	This Drawdown Request is irrevocable.

Yours faithfully

[●]
authorised signatory for
Global Ship Lease 20 Limited

PART B

SELECTION NOTICE

From:	Global Ship Lease 20 Limited

To:	DVB Bank SE

Dated: [●]

Dear Sirs

Global Ship Lease 20 Limited - US $35,000,000 Facility Agreement dated 2015 (the “Agreement”)

1	We refer to the Agreement. This is a Selection Notice. Terms defined in the Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2	We request that, subject to paragraph (f) of Clause 9.1 (Selection of Interest Periods) of the Agreement, the next Interest Period for the Loan be [●].

3	This Selection Notice is irrevocable.

Yours faithfully

[●]
authorised signatory for
Global Ship Lease 20 Limited

SCHEDULE 4

FORM OF TRANSFER CERTIFICATE

To:	DVB Bank SE as Facility Agent

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated: [●]

Dear Sirs

Global Ship Lease 20 Limited – US $35,000,000 Facility Agreement dated [●] 2015 (the “Agreement”)

1	We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2	We refer to Clause 26.5 (Procedure for transfer) of the Agreement:

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all of the Existing Lender’s rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender’s Commitment and participation in the Loan under the Agreement as specified in the Schedule in accordance with Clause 26.5 (Procedure for transfer) of the Agreement.

(b)	The proposed Transfer Date is [●].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 34.2 (Addresses) of the Agreement are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 26.4 (Limitation of responsibility of Existing Lenders) of the Agreement.

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

6	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender’s interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender’s Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details

for notices and account details for payments.]

[Existing Lender]	[New Lender]

By: [●]	By: [●]

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

[Facility Agent]

By: [●]

SCHEDULE 5

FORM OF ASSIGNMENT AGREEMENT

To:	DVB Bank SE as Facility Agent and Global Ship Lease 20 Limited as Borrower, for and on behalf of each Obligor

From:	[the Existing Lender] (the “Existing Lender”) and [the New Lender] (the “New Lender”)

Dated: [●]

Dear Sirs

Global Ship Lease 20 Limited - US $35,000,000 Facility Agreement dated [●] 2015 (the “Agreement”)

1	We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2	We refer to Clause 26.6 (Procedure for assignment):

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement, the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender’s Commitment and participations in the Loan under the Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender’s Commitments and participations in the Loan under the Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3	The proposed Transfer Date is [●].

4	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5	The Facility Office and address, fax, number and attention details for notices of the New Lender for the purposes of Clause 34.2 (Addresses) are set out in the Schedule.

6	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 26.4 (Limitation of responsibility of Existing Lenders).

7	This Assignment Agreement acts as notice to the Facility Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 26.7 (Copy of Transfer Certificate or Assignment Agreement to Borrower), to the Borrower (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

8	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9	This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

Note: The execution of this Assignment Agreement may not transfer a proportionate share of the Existing Lender’s interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender’s Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Commitment rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Assignment Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

Signature of this Assignment Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to herein, which notice the Facility Agent receives on behalf of each Finance Party.

[Facility Agent]

By:

SCHEDULE 6

FORM OF COMPLIANCE CERTIFICATE

To:	DVB Bank SE as Facility Agent

From:	Global Ship Lease, Inc.

Dated: [●]

Dear Sirs

Global Ship Lease 20 Limited – US $35,000,000 Facility Agreement dated [●] 2015 (the “Agreement”)

1	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that: [Insert details of covenants to be certified]

Signed:
	Duly authorised for	Duly authorised for
	Global Ship Lease, Inc.	Global Ship Lease, Inc.

SCHEDULE 7

TIMETABLES

Delivery of a duly completed Drawdown Request (Clause 5.1 (Delivery of a Drawdown Request)) or a Selection Notice (Clause 9.1 (Selection of Interest Periods))	Three Business Days before the intended Drawdown Date (Clause 5.1 (Delivery of a Drawdown Request)) or the expiry of the preceding Interest Period (Clause 9.1 (Selection of Interest Periods))

Facility Agent notifies the Lenders of the Advance in accordance with Clause 5.4 (Lenders’ participation)	Three Business Days before the intended Drawdown Date.

LIBOR is fixed	Quotation Day as of 11:00 am London time

SCHEDULE 8

CLASSIFICATION SOCIETY UNDERTAKING

DATE

Dear Sirs:

Name of vessel:	(the “Vessel”) ABS C.N.

Flag:

Name of Owner:	(the “Owner”) WCN

Name of Mortgagee:	(the “Mortgagee”) (WCN )

We, American Bureau of Shipping (hereinafter “ABS”), acknowledge receipt of a letter dated                      with various instructions. ABS cannot accept all the instructions in the letter but agrees to act as follows:

1) To send to the Mortgagee, following receipt of a written request from the Mortgagee, certified true copies of all original certificates of class held by ABS in relation to the Vessel;

2) To allow the Mortgagee (or its agents) at any time and from time to time, to inspect the original class and related records of the Vessel at the offices of ABS in Houston, Texas, and to take copies of them;

3) To notify the Mortgagee immediately in writing if ABS suspends or cancels the Vessel’s class under its Rules, or terms and conditions, American Law, or other policies of ABS;

4) Following receipt of a written request from the Mortgagee:

a) To confirm that the Owner is not in default of any of its contractual obligations or liabilities to ABS and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to ABS; or

b) If the Owner is in default of any of its contractual obligations or liabilities to ABS to specify to the Mortgagee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by ABS.

ABS has no objection to the Owner designating the Mortgagee as a user or administrator of the ABS Eagle Operating system under its account. Each vessel is set up with one owner designated account manager. This ensures that the owner knows at all times who has access to the ABS Eagle Survey Manager, and, when parties or people change, ensures that it is the owner’s responsibility to add, withdraw or change access. Should the Mortgagee require electronic access to an ABS vessel’s Survey Manager, the Mortgagee must approach the Owner’s account manager to provide same.

NEITHER AMERICAN BUREAU OF SHIPPING NOR ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, OR ASSIGNS, SHALL BE RESPONSIBLE FOR ANY LOSS OR DAMAGE ARISING OR RESULTING FROM ANY ACT, OMISSION, DEFAULT OR NEGLIGENCE WHATSOEVER, IN MAINTAINING ITS RECORDS OR IN RESPONDING TO INQUIRIES FROM THE MORTGAGEE OR ITS AGENTS IN EXCESS OF U.S. $1,000.00 OR TEN TIMES THE AMOUNT CHARGED FOR THE RESPONSE, WHICHEVER IS GREATER.

This letter is governed by New York law.

Very truly yours,

Joseph A. Riva

Vice President and Chief Surveyor

American Bureau of Shipping

cc: CDC

SCHEDULE 9

FORM OF LOAN ADMINISTRATION FORM

To:	DVB Bank SE

Attention:	Transaction & Loan Services

Dated: [●]

Dear Sirs

Re: Providing financing to Global Ship Lease 20 Limited (the “Borrower”) in relation to m.v. “OOCL TIANJIN” (the “Financing”)

We refer to the Financing and a facility agreement (the “Facility Agreement”) dated [●] and entered into between, inter alios, us, as borrower and DVB BANK SE as Facility Agent for and on behalf of the Lenders in relation to the Financing.

Terms defined in the Facility Agreement have the same meaning in this Form unless given a different meaning in this Form.

We hereby appoint the following persons as our point of contact regarding any issues which may arise in connection with the administration of the Facility Agreement or the Finance Documents:

1	[●]

2	[●]

3	[●]

No persons other than the Directors or Officers of the Guarantor or the persons listed above (the “Authorised Persons”) are authorised to communicate with you regarding the Facility Agreement, the Finance Documents or the Borrower (which shall include any request for information from you in connection with the Facility Agreement and the Finance Documents).

For the avoidance of doubt, the following are the Directors and Officers of the Guarantor:

1	[●]

2	[●]

3	[●]

This list of Authorised Persons may only be amended, modified or varied in writing by an Authorised Person with a copy to the other Authorised Persons. We agree to indemnify you and hold you harmless in relation to any information you provide to any Authorised Person.

This letter shall be governed and construed in accordance with English law.

Yours sincerely

Global Ship Lease 20 Limited

EXECUTION PAGES

BORROWER

SIGNED by	)	/s/ Susan Cook

duly authorised	)

for and on behalf of	)

GLOBAL SHIP LEASE 20 LIMITED	)

in the presence of:	)

Witness’ signature:	)	/s/ Peter Critchley

Witness’ name:	)	Peter Critchley

Witness’ address:	)

GUARANTOR

SIGNED by	)	/s/ Ian Webber

Attorney-in-Fact	)

for and on behalf of	)

GLOBAL SHIP LEASE, INC.	)

in the presence of:	)

Witness’ signature:	)	/s/ Peter Critchley

Witness’ name:	)	Peter Critchley

Witness’ address:	)

LENDER

SIGNED by	)	/s/ Gareth Lond

duly authorised	)	Gareth Lond

for and on behalf of	)	Attorney-in-Fact

DVB BANK SE	)

in the presence of:	)

Witness’ signature:	)	/s/ Laura Gerrard

Witness’ name:	)	Laura Gerrard

Witness’ address:	)	Trainee Solicitor

	)	15 Appold Street

	)	London EC2A 2HB

MANDATED LEAD ARRANGER

SIGNED by	)	/s/ Gareth Lond

duly authorised	)	Gareth Lond

for and on behalf of	)	Attorney-in-Fact

DVB BANK SE	)

in the presence of:	)

Witness’ signature:	)	/s/ Laura Gerrard

Witness’ name:	)	Laura Gerrard

Witness’ address:	)	Trainee Solicitor

	)	15 Appold Street

	)	London EC2A 2HB

FACILITY AGENT

SIGNED by	)	/s/ Gareth Lond

duly authorised	)	Gareth Lond

for and on behalf of	)	Attorney-in-Fact

DVB BANK SE	)

in the presence of:	)

Witness’ signature:	)	/s/ Laura Gerrard

Witness’ name:	)	Laura Gerrard

Witness’ address:	)	Trainee Solicitor

	)	15 Appold Street

	)	London EC2A 2HB

SECURITY AGENT

SIGNED by	)	/s/ Gareth Lond

duly authorised	)	Gareth Lond

for and on behalf of	)	Attorney-in-Fact

DVB BANK SE	)

in the presence of:	)

Witness’ signature:	)	/s/ Laura Gerrard

Witness’ name:	)	Laura Gerrard

Witness’ address:	)	Trainee Solicitor

	)	15 Appold Street

	)	London EC2A 2HB